FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Financial Statements with notes for the First Quarter of 2012.

BANCO DE CHILE AND SUBSIDIARIES

Index

I.	Interim Condensed Consolidated Statements of Financial Position
II.	Interim Condensed Consolidated Statements of Comprehensive Income
III.	Interim Condensed Consolidated Statements of Changes in Equity
IV.	Interim Condensed Consolidated Statements of Cash Flows
V.	Notes to the Interim Condensed Consolidated Financial Statements

	Ch$ or CLP	=	Chilean pesos
	MCh$	=	Millions of Chilean pesos
	US$ or USD	=	U.S. dollars
	ThUS$	=	Thousands of U.S. dollars
	JPY	=	Japanese yen
	EUR	=	Euro
	MXN	=	Mexican pesos
	U.F. or CLF	=	Unidad de fomento
(The unidad de fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

	IFRS	=	International Financial Reporting Standards
	IAS	=	International Accounting Standards
	RAN	=	Compilation of Norms of the Chilean Superintendency of Banks
	IFRIC	=	International Financial Reporting Interpretations Committee
	SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March 2012	December 2011	March 2011
	Notes	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	7	996,023	881,146	919,219
Transactions in the course of collection	7	546,454	373,639	859,776
Financial assets held-for-trading	8	346,338	301,771	363,514
Receivables from Repurchase agreements and Security Borrowing	9	40,050	47,981	101,333
Derivative instruments	10	375,169	385,688	390,798
Loans and advances to banks	11	299,377	648,425	343,713
Loans to customers, net	12	17,357,290	16,993,303	14,490,715
Financial assets available-for-sale	13	1,359,057	1,468,898	1,222,391
Financial assets held-to-maturity	13	—	—	—
Investments in other companies	14	15,880	15,418	13,847
Intangible assets	15	35,216	35,517	35,929
Property and equipment	16	209,188	207,888	206,617
Current tax assets	17	2,197	1,407	10,955
Deferred tax assets	17	112,394	116,282	107,603
Other assets	18	261,008	263,584	333,216
TOTAL ASSETS		21,955,641	21,740,947	19,399,626
LIABILITIES
Current accounts and other demand deposits	19	5,155,775	4,895,426	4,501,384
Transactions in the course of payment	7	349,718	155,424	695,346
Payables from Repurchase Agreements and Security Lending	9	301,456	223,202	192,189
Savings accounts and time deposits	20	9,140,305	9,282,324	8,160,115
Derivative instruments	10	393,669	429,913	389,952
Borrowings from financial institutions	21	1,698,913	1,690,939	1,517,854
Debt issued	22	2,499,397	2,388,341	1,750,887
Other financial obligations	23	146,950	184,785	164,959
Current tax liabilities	17	7,442	4,502	2,755
Deferred tax liabilities	17	23,722	23,213	26,322
Provisions	24	258,396	457,938	224,342
Other liabilities	25	213,311	265,765	362,006
TOTAL LIABILITIES		20,189,054	20,001,772	17,988,111

EQUITY	27
Attributable to Bank’s Owners:
Capital		1,509,994	1,436,083	1,225,969
Reserves		177,574	119,482	119,482
Other comprehensive income		12,883	(2,075)	9,034
Retained earnings:
Retained earnings from previous periods		16,379	16,379	16,091
Income for the period		121,161	428,805	116,885
Less:
Provision for minimum dividends		(71,405)	(259,501)	(75,947)
Subtotal		1,766,586	1,739,173	1,411,514
Non-controlling interests		1	2	1

TOTAL EQUITY		1,766,587	1,739,175	1,411,515
TOTAL LIABILITIES AND EQUITY		21,955,641	21,740,947	19,399,626

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME

For the three-months ended March 31, 2012 and 2011

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March 2012	March 2011
	Notes	MCh$	MCh$
A. CONSOLIDATED STATEMENT OF INCOME

Interest revenue	28	434,426	309,347
Interest expense	28	(190,071)	(107,384)
Net interest income		244,355	201,963

Income from fees and commissions	29	91,301	91,549
Expenses from fees and commissions	29	(16,035)	(13,534)
Net fees and commission income		75,266	78,015

Net financial operating income	30	(1,779)	28,100
Foreign exchange transactions, net	31	12,241	(11,887)
Other operating income	36	7,637	7,244
Total operating revenues		337,720	303,435

Provisions for loan losses	32	(46,950)	(26,120)
OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		290,770	277,315

Personnel expenses	33	(75,204)	(69,107)
Administrative expenses	34	(57,525)	(55,548)
Depreciation and amortization	35	(7,720)	(7,737)
Impairment	35	—	—
Other operating expenses	37	(14,901)	(9,011)
TOTAL OPERATING EXPENSES		(155,350)	(141,403)

NET OPERATING INCOME		135,420	135,912

Income attributable to associates	14	590	803
Income before income tax		136,010	136,715
Income tax
	17	(14,849)	(19,830)
NET INCOME FOR THE PERIOD		121,161	116,885

Attributable to:
Bank’s Owners		121,161	116,885
Non-controlling interests		—	—

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	1.39	1.42
Diluted net income per share	27	1.39	1.42

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME

For the three-months ended March 31, 2012 and 2011

 (Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March 2012	March 2011
	Notes	MCh$	MCh$
B. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

NET INCOME FOR THE PERIOD		121,161	116,885

OTHER COMPREHENSIVE INCOME

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	13	17,436	3,461
Gains and losses on derivatives held as cash flow hedges		772	—
Cumulative translation adjustment		(45)	18
Other comprehensive income before income taxes		18,163	3,479

Income tax related to other comprehensive income	17	(3,118)	(786)

Total other comprehensive income		15,045	2,693

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		136,206	119,578

Attributable to:
Bank’s owners		136,206	119,578
Non-controlling interest		—	—

Comprehensive net income per share attributable to Bank’s owners:		Ch$	Ch$
Basic net income per share		1.57	1.45
Diluted net income per share		1.57	1.45

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended March 31, 2011 and 2012

 (Translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
		Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for- sale	Derivatives cash flow hedge	Cumulative translation adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2010		1,158,752	32,256	55,130	5,974	—	(104)	16,091	378,529	(242,503)	1,404,125	2	1,404,127
Capitalization of retained earnings		67,217	—	—	—	—	—	—	(67,217)	—	—	—	—
Retention (released) earnings		—	—	32,096	—	—	—	—	(32,096)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(279,216)	242,503	(36,713)	(1)	(36,714)
Other comprehensive income:
Cumulative translation adjustment		—	—	—		—	18	—	—	—	18	—	18
Valuation adjustment on available-for-sale instruments, net		—	—	—	3,146	—	—	—	—	—	3,146	—	3,146
Income for the period 2011		—	—	—	—	—	—	—	116,885	—	116,885	—	116,885
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(75,947)	(75,947)	—	(75,947)
Balances as of March 31, 2011		1,225,969	32,256	87,226	9,120	—	(86)	16,091	116,885	(75,947)	1,411,514	1	1,411,515

Balances as of December 31, 2011		1,436,083	32,256	87,226	(1,644)	(395)	(36)	16,379	428,805	(259,501)	1,739,173	2	1,739,175
Capitalization of retained earnings		73,911	—	—	—	—	—	—	(73,911)	—	—	—	—
Retention (released) earnings		—	—	58,092	—	—	—	—	(58,092)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(296,802)	259,501	(37,301)	(1)	(37,302)
Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	(45)	—	—	—	(45)	—	(45)
Cash flow hedge adjustment, net		—	—	—	—	633	—	—	—	—	633	—	633
Valuation adjustment on available-for-sale instruments (net)		—	—	—	14,370	—	—	—	—	—	14,370	—	14,370
Income for the period 2012		—	—	—	—	—	—	—	121,161	—	121,161	—	121,161
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(71,405)	(71,405)	—	(71,405)
Balances as of March 31, 2012		1,509,994	32,256	145,318	12,726	238	(81)	16,379	121,161	(71,405)	1,766,586	1	1,766,587

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-months ended March 31, 2012 and 2011

 (Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March 2012	March 2011
	Notes	MCh$	MCh$

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income for the period		121,161	116,885
Items that do not represent cash flows:
Depreciation and amortization	35	7,720	7,737
Provision for loan losses	32	55,157	35,875
Provision of contingent loans	32	751	1,734
Fair value adjustment of financial assets held-for-trading		1,378	(232)
(Income) loss attributable to investments in other companies	14	(590)	(692)
(Income) loss sales of assets received in lieu of payment	36	(1,695)	(1,255)
(Income) loss on sales of property and equipment		(57)	(1,269)
(Increase) decrease in other assets and liabilities		(117,648)	47,648
Charge-offs of assets received in lieu of payment	37	254	364
Other credits (debits) that do not represent cash flows		(79,621)	11,714
Net changes in interest and fee accruals		3,729	(78,347)
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		349,072	6,627
(Increase) decrease in loans to customers		(366,234)	(426,250)
(Increase) decrease in financial assets held-for-trading, net		(76,249)	(85,649)
(Increase) decrease in deferred taxes, net	17	4,397	3,587
Increase (decrease)in current account and other demand deposits		260,467	55,004
Increase (decrease) in payables from repurchase agreements and security lending		56,037	86,910
Increase (decrease) in savings accounts and time deposits		(166,389)	441,150
Proceeds from sale of assets received in lieu of payment		2,228	1,821
Total cash flows provided by operating activities		53,868	223,362

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
(Increase) decrease in financial assets available for sale, net		114,873	(48,876)
Purchases of property and equipment	16	(6,339)	(5,579)
Proceeds from sales of property and equipment		73	1,628
Purchases of intangible assets	15	(2,300)	(2,121)
Investments in other companies	14	—	—
Dividends received from investments in other companies	14	—	—
Total cash flows provided by investing activities		106,307	(54,948)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Repayment of mortgage finance bonds		(7,497)	(11,019)
Proceeds from bond issuances	22	109,811	—
Redemption of bond issuances		(26,038)	(10,056)
Dividends paid		(296,802)	(279,216)
Increase (decrease) in borrowings from financial institutions		234,001	18,906
Increase (decrease) in other financial obligations		(36,652)	(11,316)
Increase (decrease) in borrowings from Central Bank of Chile		(22,793)	—
Payment of borrowings from Central Bank of Chile (long-term)		(8)	(5)
Long-term foreign borrowings		63,492	208,539
Payment of long-term foreign borrowings		(189,716)	(17,831)
Other long-term borrowings		249	1,786
Payment of other long-term borrowings		(1,355)	(4,722)
Total cash flows used in financing activities		(173,308)	(104,934
TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE PERIOD		(13,133)	63,480

Cash and cash equivalents at beginning of year	7	1,429,908	1,447,694
Cash and cash equivalents at end of period	7	1,416,775	1,511,174

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-months ended March 31, 2011 and 2012

 (Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

1.                          Company Information:

Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF”), Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”), Banco de Chile’s shares are also listed on the Latin American securities market of the Madrid Stock Exchange (“LATIBEX”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail.  Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, factoring, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal domicile is Ahumada 251, Santiago, Chile and its Web site is www.bancochile.cl.

2.                          Legal provisions, basis of preparation and other information:

(a)                      Legal provisions:

The General Banking Law in its article N° 15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards, and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants,  that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                          Legal provisions, basis of preparation and other information, continued:

(b)                      Basis of consolidation:

(b.1)             The current Interim Condensed Consolidated Financial Statements for the three-months period ended March 31, 2012 have been prepared according to the Compendium of Accounting Standards, Chapter C-2 issued by the Superintendency of Banks and Financial Institutions and the International Financial Reporting Standard N°34 (“NIC 34”) “Intermediate Financial Information”.

According to NIC 34, the intermediate financial information is prepared solely with the intention of updating the content of the last annual Consolidated Financial Statements, putting emphasis on the new activities, events and circumstances occurred during the three months period after period end and not duplicating the previous published information in the last Consolidated Financial Statements. Therefore, the current Financial Statements do not include all the complete information required for the Consolidated Financial statements according to the international accounting standards and international financial information agreed upon by the IASB, reason by which for a suitable understanding of the information that is included in these Financial Statements, they must be read along with the annual Consolidated Financial statements of Banco de Chile, corresponding to the annual exercise ended December 31, 2011.

b.2)                 The following table details the entities in which the Bank —directly or indirectly— owns a controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
				March	March	March	March	March	March
			Functional	2012	2011	2012	2011	2012	2011
Rut	Subsidiaries	Country	Currency	%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile		$99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile		$99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile		$99.83	99.83	0.17	0.17	100.00	100.00
96,894,740-0	Banchile Factoring S.A.	Chile		$99.75	99.75	0.25	0.25	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile		$99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                          Summary of Significant Accounting Principles, continued:

(c)                      Use of estimates and judgment

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts.  Details on the use of estimates and judgment and their effect on the amounts recognized in the financial statement are included in the following notes:

1.          Goodwill valuation (Note 15);

2.          Useful lives of property and equipment and intangible assets (Notes 15 y 16);

3.          Income taxes and deferred taxes (Note 17);

4.          Provisions (Note 24);

5.          Commitments and contingencies (Note 26);

6.          Provision for loan losses (Note 32);

7.          Impairment of other financial assets (Note 35);

8.          Fair value of financial assets and liabilities (Note 39).

During the three months period ended March 31, 2012 there have been no significant changes to estimations made when preparing the Bank’s 2011 Annual Financial Statements, other than those indicated in these Interim Condensed Consolidated Financial Statements.

d)              Reclassification:

For comparative purposes, certain line items of the March 2011 Interim Condensed Consolidated Financial Statements have been reclassified.

e)              Comparison of the Information:

The information contained in these financial statements corresponding to year 2011 is presented, unique and exclusively, to compare with the information regarding the period of three months ended March 31, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                                                 Summary of Significant Accounting Principles, continued:

f)                Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Due to the nature of its business, the Bank and its subsidiaries’ activities do not have a cyclical or seasonal character. Accordingly, no specific details have been included on the notes to this Interim Condensed Consolidated Financial Statements.

g)             Relative Importance:

When determining the information to present on the different items from the financial statements or other subjects, in accordance with NIC 34, the Bank has considered the relative importance in relation to the financial statements of the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                          New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) but which have not come into effect as of March 31, 2012, as per the following detail:

IAS 1 Presentation of Financial Statements

The amendments to IAS 1 published by the IASB on June 16, 2011 require entities to group items presented in OCI on the basis of whether they are potentially recycled to profit or loss (ie reclassification adjustments). The amendments do not address which items are presented in OCI or which and when items are recycled through profit or loss, but reaffirm that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.  Entities are required to apply amendments in the annual periods beginning on or after July 1, 2012, or earlier.  To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IAS 19 Employee Benefits

The amendments to IAS 19 published by the IASB on June 16, 2011 eliminate the option to defer recognition of gains and losses (the ‘corridor method’), streamline the presentation of changes in assets and liabilities arising from defined benefit plans and enhance the disclosure requirements for defined benefit plans.  Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, or earlier.  To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IAS 27 Separate Financial Statements

This standard amended in May 2011, and supersedes IAS 27 (2008).  The scope of this standard is restricted from this change only separate financial statements, as the concept related to the definition of control and consolidation were removed and included in IFRS 10.  Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, and early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.  To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                          New Accounting Pronouncements, continued:

IAS 28 Investments in Associates and Joint Venture

The objective of IAS 28 (as amended in May 2011) is to prescribe the accounting for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.  Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, and early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.  To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IAS 32 Financial Instruments: Presentation

The amendments, issued in December 2011, address inconsistencies in current practice when applying the offsetting criteria IAS 32.  The amendments are effective for annual periods beginning on or after January 1, 2014 and allow adoption prior to that date.   To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IFRS 1 First-time Adoption of International Financial Reporting Standards

In March, 2012, IASB issued amendments to IFRS 1, dealing with loans received from governments at a below market rate of interest, give first-time adopters of IFRSs relief from full retrospective application of IFRSs when accounting for these loans on transition.  The amendments are mandatory for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.   Banco de Chile and its subsidiaries are evaluating that the adoption of this standard will have not impact on its consolidated financial statements.

IFRS 7 Financial Instruments: Disclosures

In December 2011, amended the required disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position.  An entity shall apply those amendments for annual periods beginning on or after January 1, 2013.  To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IFRS 9 Financial Instruments: Financial liabilities

On October 28, 2010, IASB published the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Most of the added requirements were carried forward unchanged from IAS 39.  However, the requirements related to the fair value option for financial liabilities were changed to address the issue of own credit risk in response to consistent feedback from users of financial statements and others that the effects of changes in a liability’s credit risk ought not to affect profit or loss unless the liability is held for trading.

The mandatory effective date to annual periods beginning on or after January 1, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                          New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments: Recognition and Measurement

In November 2009, the IASB issued IFRS 9, “Financial Instruments,” the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for classifying and measuring financial assets that are in the scope of the application of IAS 39.  This new regulation requires that all financial assets be classified in function of the entity’s business model for the management of financial assets and of the characteristics of the contractual cash flows of financial assets.  A financial asset shall be measured at amortized cost if two criteria are fulfilled: (a) the objective of the business model is to maintain a financial asset to receive contractual cash flows, and (b) contractual cash flows represent principal and interest payments.  Should a financial asset not comply with the aforementioned conditions, it will be measured at fair value.  In addition, this standard allows a financial asset that fulfills the criteria to be valued at amortized cost to be designated at fair value with changes in income under the fair value option, as long as this significantly reduces or eliminates an accounting asymmetry.  Likewise, IFRS 9 eliminates the requirement of separating embedded derivatives from the host financial assets.  Therefore, it requires that a hybrid contract be classified entirely in amortized cost or fair value.

IFRS 9 is effective for annual periods commencing as of January 1, 2015, and allows adoption prior to that date.  IFRS 9 must be applied retroactively, however if it is adopted before January 1, 2012, there is no need to reformulate comparative periods.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the financial statements, however, that impact will depend on the assets maintained by the institution as of the adoption date.  It is not practicable to quantify the effect on the issuance of these financial statements.  To date, neither of these regulations has been approved by the Superintendency of Banks, event that is required for their application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 10 Consolidated Financial Statement

In May 2011 the IASB issued IFRS 10 establishes a new definition of control applies to all entities including “special purpose entities” or “structured entities” as they are now referred to in the new standards.  The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore are required to be consolidated by a parent.

These new standard is effective for annual periods beginning on or after January 1, 2013.  To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IFRS 11 Joint Arrangements

In May 2011 the IASB issued IFRS 11 replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly-Controlled Entities- Non-monetary Contributions by Ventures.

IFRS 11 eliminated the option to record the value of investment in a joint venture using proportionate consolidation or recognize its assets and liabilities its relative shares of those items, if any.  The new standards require to use the equity method.

These new standard is effective for annual periods beginning on or after January 1, 2013.  To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

On May 12, 2011 the IASB issued IFRS 12 which replaces the requirements previously included in IAS 27, IAS 31 and IAS 28. This new standard is aimed at concentrating on a single regulatory body disclosure of subsidiaries, joint agreements, associates and structured entities.  The new disclosures will help users of its financial statement evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements.

These new standard is effective for annual periods beginning on or after January 1, 2013.  To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement.  This new standard establishes a new definition of Fair Value that converges with the generally accepted accounting principles in United States (US GAAP).  This new regulation does not change when an entity must or may use fair value, but changes the way how to measure the fair value of financial assets and liabilities and non-financial.

These new standard is effective for annual periods beginning on or after January 1, 2013.  To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.                           Changes in Accounting Policies and Disclosures:

During the period ended March 31, 2012, have not occurred significant accounting changes that affect the presentation of consolidated financial statements.

5.                           Relevant Events:

a.                   In an ordinary meeting held on January 26, 2012, our board of directors decided to call an ordinary shareholders meeting to be held on March 22, 2012 with the objective of proposing, among other matters, the increase the Banks capital through the capitalization of 30% of the Bank’s net income for the fiscal year 2011, by means of the issuance of shares without nominal value, set at the value of $67.48 per share and distributed among shareholders, without charge, at the rate of 0.018956 new shares per each paid for and subscribed share and to adopt all necessary resolutions subject to the options contemplated in Article 31 of Law N°19,396.

In an ordinary meeting held on March 22, 2012, its shareholders’ approved the distribution and payment of dividend No.200, in the amount of CLP$2.984740 per Banco de Chile common share, which represents 70% of the Bank’s net income for year 2011.

b.                  On February 16, 2012 and pursuant to Article 116 of Law No.18,045, Bank of Chile in his capacity as representative of the bondholders Series A, issued by Compañía Sud Americana de Vapores S.A., inform you as an essential information, that because this has occurred the configuration of the disability cause contemplated in the first paragraph of Article 116 of Law No.18,045, that is, being the representative of the bondholders related to the issuer, Bank of Chile will refrain from further actions as such and will renounce as representative of the bondholders of such issue, for which purpose will proceed to quote in the shortest possible time to a bondholders meeting, to announce the renounce of Bank of Chile as representative and to propose to the assembly the appointment of a new representative.

The said bond issue is in the public deed dated August 29, 2001, executed in Santiago on behalf of the Public Notary Mr. René Benavente Cash, together with all the amendments and entered in the Registry of Securities of the Chilean Superintendency of Securities and Insurance under No.274.

c.                   On March 27, 2012, the Central Bank of Chile communicated to Banco de Chile that in the Extraordinary Session, No.1666E, held today, the Board of the Central Bank of Chile resolved to request its corresponding surplus, from the fiscal year ended on the 31st of December 2011, including the proportional part of the agreed upon capitalization profits, be paid in cash currency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                                                  This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

•  Banchile Trade Services Limited

•  Banchile Administradora General de Fondos S.A.

•  Banchile Asesoría Financiera S.A.

•  Banchile Corredores de Seguros Ltda.

•  Banchile Factoring S.A.

•  Banchile Corredores de Bolsa S.A.

•  Banchile Securitizadora S.A.

•  Socofin S.A.

•  Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.   The accounting policies used to prepare the Bank’s operating segment information are similar as those described in “Summary of Significant Accounting Principles”.   The Bank obtains the majority of its income from:  interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually.  Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and additionally applies the following criteria:

•                                The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third party that exceed 10% or more of its total income during the three-month period ended March 31, 2012 and 2011.

Transfer pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Taxes are managed at a corporate level and are not allocated to business segments.

In order to be comparable, the figures have been adjusted for March 2011, following the same criteria used today.  These changes are detailed as follows:

1.                             The distribution of capital and income to operating segments. Under the new criteria, the assignation of capital considers risk-weighted assets and the amounts provided by treasury.

2.                             Income from maturity mismatches and currency (excluding those related to trading instruments and available for sale) have been allocated to business segments taking into account the volume of loans and deposits balances managed by each business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

The following table presents the income for the periods ended March 31, 2012 and 2011 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Adjustment (*)		Total
	March	March	March	March	March	March	March	March	March	March	March	March	March	March
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	163,398	141,455	66,135	49,014	10,337	8,473	1,114	2,274	240,984	201,216	3,371	747	244,355	201,963
Net fees and commissions income	42,718	41,192	10,427	9,144	(131)	(97)	24,447	30,526	77,461	80,765	(2,195)	(2,750)	75,266	78,015
Other operating income	5,700	5,542	7,144	13,647	1,858	579	7,423	4,852	22,125	24,620	(4,026)	(1,163)	18,099	23,457
Total operating revenue	211,816	188,189	83,706	71,805	12,064	8,955	32,984	37,652	340,570	306,601	(2,850)	(3,166)	337,720	303,435
Provisions for loan losses	(46,935)	(17,708)	(441)	(8,940)	374	—	52	528	(46,950)	(26,120)	—	—	(46,950)	(26,120)
Depreciation and amortization	(5,327)	(5,258)	(1,896)	(1,534)	(132)	(579)	(365)	(366)	(7,720)	(7,737)	—	—	(7,720)	(7,737)
Other operating expenses	(99,003)	(86,693)	(29,254)	(27,450)	(1,379)	(1,726)	(20,844)	(20,963)	(150,480)	(136,832)	2,850	3,166	(147,630)	(133,666)
Income attributable to associates	385	508	177	160	13	—	15	135	590	803	—	—	590	803
Income before income taxes	60,936	79,038	52,292	34,041	10,940	6,650	11,842	16,986	136,010	136,715	—	—	136,010	136,715
Income taxes													(14,849)	(19,830)
Income after income taxes													121,161	116,885

Assets	8,861,180	8,396,338	9,388,447	7,305,450	3,112,230	2,945,980	1,147,974	1,103,372	22,509,831	19,751,140	(668,781)	(470,072)	21,841,050	19,281,068
Current and deferred taxes													114,591	118,558
Total assets													21,955,641	19,399,626

Liabilities	6,639,249	5,737,959	8,865,354	8,184,237	4,360,228	3,586,313	961,840	920,597	20,826,671	18,429,106	(668,781)	(470,072)	20,157,890	17,959,034
Current and deferred taxes													31,164	29,077
Total liabilities													20,189,054	17,988,111

(*)  This column corresponds to the elimination adjustment to conform the consolidated financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                            Cash and Cash Equivalents:

(a)                        Cash and cash equivalents and their reconciliation to the statement of cash flows at each period-end are detailed as follows:

	March 2012	December 2011	March 2011
	MCh$	MCh$	MCh$
Cash and due from banks:
Cash	325,820	346,169	302,869
Current account with the Chilean Central Bank	514,809	139,328	119,035
Deposits in other domestic banks	94,723	106,656	119,623
Deposits abroad	60,671	288,993	377,692
Subtotal - Cash and due from banks	996,023	881,146	919,219

Net transactions in the course of collection	196,736	218,215	164,430
Highly liquid financial instruments	213,684	290,069	412,597
Repurchase agreements	10,332	40,478	14,928
Total cash and cash equivalents	1,416,775	1,429,908	1,511,174

Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)                       Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 12 to 24 business hours, and are detailed as follows:

	March 2012	December 2011	March 2011
	MCh$	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	188,599	185,342	162,244
Funds receivable	357,855	188,297	697,532
Subtotal transactions in the course of collection	546,454	373,639	859,776

Liabilities
Funds payable	(349,718)	(155,424)	(695,346)
Subtotal transactions in the course of payment	(349,718)	(155,424)	(695,346)
Net transactions in the course of collection	196,736	218,215	164,430

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.                          Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	March 2012	December 2011	March 2011
	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	59,982	66,243	76,017
Central Bank promissory notes	3,414	4,657	10,934
Other instruments issued by the Chilean Government and Central Bank	14,047	6,942	49,786

Other instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—
Mortgage bonds from domestic banks	63	61	119
Bonds from domestic banks	678	585	—
Deposits in domestic banks	221,574	191,003	183,891
Bonds from other Chilean companies	585	—	—
Other instruments issued in Chile	1,505	370	2,261

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—	—
Other instruments issued abroad	—	—	—

Mutual fund investments:
Funds managed by related companies	44,490	31,910	40,506
Funds managed by third parties	—	—	—
Total	346,338	301,771	363,514

Instruments issued by the Chilean Government and Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, equivalent to MCh$11,596 as of March 31, 2012 (MCh$4,521 as of March 31, 2011).

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$251,750 as of March 31, 2012 (MCh$151,849 in 2011).

Agreements to repurchase have an average expiration of 7 days as of period-end (8 days in 2011).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$62,373 as of March 31, 2012 (MCh$73,445 as of March 31, 2011), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                           Repurchase Agreements and Security Lending and Borrowing:

(a)          The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of March 31, 2012 and 2011, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 month		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	950	—	—	—	—	—	—	—	—	—	—	—	950
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	1,153	3,221	—	—	—	—	—	—	—	—	—	—	1,153	3,221

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	7,871	5,584	30,141	37,974	885	53,604	—	—	—	—	—	—	38,897	97,162

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	9,024	9,755	30,141	37,974	885	53,604	—	—	—	—	—	—	40,050	101,333

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9,                           Repurchase Agreements and Security Lending and Borrowing, continued:

(b)                       The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate,  As of March 31, 2012 and 2011, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 month		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	11,532	7,321	—	—	—	—	—	—	—	—	—	—	11,532	7,321
Central Bank promissory notes	2,970	3,007	—	—	—	—	—	—	—	—	—	—	2,970	3,007
Other instruments issued by the Chilean Government and Central Bank	—	939	—	—	—	—	—	—	—	—	—	—	—	939

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	280,330	171,857	105	9,065	5,997	—	—	—	—	—	—	—	286,432	180,922
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	522	—	—	—	—	—	—	—	—	—	—	—	522	—

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	295,354	183,124	105	9,065	5,997	—	—	—	—	—	—	—	301,456	192,189

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                            Receivables from Repurchase Agreements and Security Borrowing, continued:

(c)                        Securities received:

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. As of March 31, 2012, the Bank held securities with a fair value of Ch$63,320 million (Ch$74,895 million in 2011) on such terms.  The Bank has an obligation to return the securities to its counterparties.

(d)                       Securities given:

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of March 31, 2012 is Ch$272,727 million (Ch$161,966 million in 2011). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges:

(a)                        As of March 31, 2012 and 2011, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	—	30,966	—	24,787	29,653	100,290	131,921	—	—	9,881	2,832
Interest rate swap	—	—	—	—	—	—	14,797	10,268	23,589	17,451	164,813	156,432	—	2,289	22,736	7,392
Total derivatives held for hedging purposes	—	—	—	—	—	—	45,763	10,268	48,376	47,104	265,103	288,353	—	2,289	32,617	10,224

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	57,742	—	—	—	—	—	57,213	—	—	—	—	—	—	—	685	—
Total Derivatives held as cash flow hedges	57,742	—	—	—	—	—	57,213	—	—	—	—	—	—	—	685	—

Derivatives held-for-trading purposes
Currency forward	5,014,259	4,461,187	3,057,682	2,942,052	3,780,719	3,991,049	405,339	397,935	26,173	7,436	97	—	90,283	77,446	98,512	107,966
Cross currency swap	163,219	163,579	452,278	383,901	1,181,848	1,013,085	2,073,321	1,506,187	1,077,784	1,046,048	1,151,795	1,018,026	214,484	240,202	173,785	184,212
Interest rate swap	214,975	51,900	300,801	210,942	2,176,784	1,236,431	1,729,859	1,646,637	775,262	512,291	941,419	475,883	70,123	70,265	87,766	86,660
Call currency options	19,534	19,283	12,697	14,510	15,823	57,584	—	—	—	—	—	—	196	586	152	534
Put currency options	—	—	7,814	—	6,446	2,578	—	—	—	—	—	—	83	10	131	335
Others	—	43,157	—	—	—	—	—	—	—	—	679,607	650,797	—	—	21	21
Total derivatives of negotiation	5,411,987	4,739,106	3,831,272	3,551,405	7,161,620	6,300,727	4,208,519	3,550,759	1,879,219	1,565,775	2,772,918	2,144,706	375,169	388,509	360,367	379,728

Total	5,469,729	4,739,106	3,831,272	3,551,405	7,161,620	6,300,727	4,311,495	3,561,027	1,927,595	1,612,879	3,038,021	2,433,059	375,169	390,798	393,669	389,952

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(b)                       Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates.  The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of March 31, 2012 and 2011:

	As of March 31,
	2012	2011
	MCh$	MCh$
Hedged element
Commercial loans	156,043	161,574
Corporate bonds	203,199	184,151
Total	359,242	345,725

Hedge instrument
Cross currency swap	156,043	161,574
Interest rate swap	203,199	184,151
Total	359,242	345,725

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                        Cash flow Hedges:

(c.1)              From the year 2011, the Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of bonds issued abroad in Mexican pesos to rate TIIE (Interbank Interest Rate Balance) plus 0.6 percentage points. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

(c.2)              Below is an estimate of the periods in which the estimated cash flows, that includes the interest and the capital amount, of the hedged item(s) are expected to be generated:

	As of March 31, 2012
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item (Corporate bonds MXN)
Outflows	(239)	(477)	(2,385)	(62,461)	—	—	(65,562)
Hedged Instrument (Cross currency swap MXN leg) Inflows	239	477	2,385	62,461	—	—	65,562
Net cash flows	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                        Cash flow Hedges, continued:

	As of March 31, 2012
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item (Cash flows CLF)
Inflows	—	795	813	60,985	—	—	62,593
Hedged Instrument (Cross currency swap CLF leg) Outflows	—	(795)	(813)	(60,985)	—	—	(62,593)
Net cash flows	—	—	—	—	—	—	—

Respect to assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)  Unrealized profit of Ch$287 millions generated from hedging instruments has been recorded in equity.

(c.4)  The net effect in income of derivatives cash flow hedges amount to Ch$1,525 millions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.                    Loans and advances to Banks:

(a)                        Amounts are detailed as follows:

	March 2012	December 2011	March 2011
	MCh$	MCh$	MCh$
Domestic Banks
Interbank loans	64,273	15,059	13,636
Other credits with domestic banks	—	—	—
Provisions for loans to domestic banks	(53)	(5)	(5)
Subtotal	64,220	15,054	13,631

Foreign Banks
Loans to foreign banks	162,454	190,838	61,844
Overdrafts in current accounts	—	—	—
Credit with domestic companies	58,299	127,076	134,869
Credits with third countries	14,751	15,639	133,649
Other credits with foreign banks	—	—	—
Provisions for loans to foreign banks	(841)	(1,001)	(697)
Subtotal	234,663	332,552	329,665

Central Bank of Chile			—
Non-available Central Bank deposits	—	300,000	—
Other Central Bank credits	494	819	417
Subtotal	494	300,819	417
Total	299,377	648,425	343,713

(b)                       Provisions for loans to banks are detailed below:

	Bank’s Location
	Chile	Abroad	Total
Detail	MCh$	MCh$	MCh$

Balance as of January 1, 2011	—	610	610
Charge-offs	—	—	—
Provisions established	5	87	92
Provisions released	—	—	—
Balance as of March 31, 2011	5	697	702

Balance as of January 1, 2012	5	1,001	1,006
Charge-offs	—	—	—
Provisions established	48	—	48
Provisions released	—	(160)	(160)
Balance as of March 31, 2012	53	841	894

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, net:

(a)                        Loans to Customers:

As of March 31, 2012 and 2011, the composition of the portfolio of loans is the following:

	As of March 31, 2012
	Assets before allowance			Allowances established
	Normal Portfolio	Substandard Loans	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	7,969,331	215,851	8,185,182	(87,563)	(55,874)	(143,437)	8,041,745
Foreign trade loans	1,287,646	63,816	1,351,462	(53,824)	(330)	(54,154)	1,297,308
Current account debtors	196,785	2,462	199,247	(2,638)	(2,165)	(4,803)	194,444
Factoring transactions	504,213	7,570	511,783	(8,067)	(521)	(8,588)	503,195
Commercial lease transactions (1)	1,001,063	24,764	1,025,827	(5,167)	(7,665)	(12,832)	1,012,995
Other loans and accounts receivable	43,509	4,316	47,825	(868)	(1,536)	(2,404)	45,421
Subtotal	11,002,547	318,779	11,321,326	(158,127)	(68,091)	(226,218)	11,095,108
Mortgage loans
Mortgage bonds	118,267	10,437	128,704	—	(995)	(995)	127,709
Transferable mortgage loans	164,337	5,240	169,577	—	(763)	(763)	168,814
Other residential real estate mortgage loans	3,456,383	52,239	3,508,622	—	(14,397)	(14,397)	3,494,225
Credits from ANAP	29	—	29	—	—	—	29
Residential lease transactions	—	—	—	—	—	—	—
Other loans and accounts receivable	67	413	480	—	(22)	(22)	458
Subtotal	3,739,083	68,329	3,807,412	—	(16,177)	(16,177)	3,791,235
Consumer loans
Consumer loans in installments	1,668,004	110,960	1,778,964	—	(122,716)	(122,716)	1,656,248
Current account debtors	234,071	9,767	243,838	—	(6,820)	(6,820)	237,018
Credit card debtors	584,767	18,189	602,956	—	(25,324)	(25,324)	577,632
Consumer lease transactions (1)	—	—	—	—	—	—	—
Other loans and accounts receivable	235	8	243	—	(194)	(194)	49
Subtotal	2,487,077	138,924	2,626,001	—	(155,054)	(155,054)	2,470,947
Total	17,228,707	526,032	17,754,739	(158,127)	(239,322)	(397,449)	17,357,290

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers net, continued:

(a)                        Loans to Customers continued:

	As of March 31, 2011
	Assets before allowances			Allowances established
	Normal Portfolio	Substandard Loans	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	6,930,286	226,373	7,156,659	(95,994)	(50,424)	(146,418)	7,010,241
Foreign trade loans	906,485	80,201	986,686	(63,660)	(303)	(63,963)	922,723
Current account debtors	126,124	7,155	133,279	(6,455)	(2,073)	(8,528)	124,751
Factoring transactions	411,993	1,637	413,630	(5,200)	(411)	(5,611)	408,019
Commercial lease transactions (1)	781,557	24,635	806,192	(7,871)	(6,308)	(14,179)	792,013
Other loans and accounts receivable	28,976	3,274	32,250	(364)	(1,384)	(1,748)	30,502
Subtotal	9,185,421	343,275	9,528,696	(179,544)	(60,903)	(240,447)	9,288,249
Mortgage loans
Mortgage bonds	142,659	13,888	156,547	—	(1,325)	(1,325)	155,222
Transferable mortgage loans	190,113	6,260	196,373	—	(1,028)	(1,028)	195,345
Other residential real estate mortgage loans	2,672,999	42,997	2,715,996	—	(12,101)	(12,101)	2,703,895
Credits from ANAP	58	—	58	—	—	—	58
Residential lease transactions	—	—	—	—	—	—	—
Other loans and accounts receivable	46	449	495	—	(25)	(25)	470
Subtotal	3,005,875	63,594	3,069,469	—	(14,479)	(14,479)	3,054,990
Consumer loans
Consumer loans in installments	1,476,369	93,201	1,569,570	—	(104,824)	(104,824)	1,464,746
Current account debtors	218,217	10,469	228,686	—	(4,289)	(4,289)	224,397
Credit card debtors	461,783	13,144	474,927	—	(16,753)	(16,753)	458,174
Consumer lease transactions (1)	—	94	94	—	(70)	(70)	24
Other loans and accounts receivable	314	15	329	—	(194)	(194)	135
Subtotal	2,156,683	116,923	2,273,606	—	(126,130)	(126,130)	2,147,476
Total	14,347,979	523,792	14,871,771	(179,544)	(201,512)	(381,056)	14,490,715

(1)                        In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of March 31, 2012, MCh$411,859 (MCh$361,426 in 2011) correspond to finance leases for real estate and MCh$613,968 (MCh$444,860 in 2011), correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers, continued:

(b)                       Allowances for loan losses:

Movements in allowances for loan losses during the three-month period ended March 31, 2012 and 2011 are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2011	182,440	194,545	376,985
Charge-offs:
Commercial loans	(1,204)	(8,306)	(9,510)
Mortgage loans	—	(535)	(535)
Consumer loans	—	(21,668)	(21,668)
Total charge-offs	(1,204)	(30,509)	(31,713)
Allowances established	—	37,734	37,734
Allowances released (*)	(1,692)	(259)	(1,951)
Balance as of March 31, 2011	179,544	201,512	381,056

Balance as of January 1, 2012	160,377	224,113	384,490
Charge-offs:
Commercial loans	(1,058)	(8,730)	(9,788)
Mortgage loans	—	(817)	(817)
Consumer loans	—	(31,705)	(31,705)
Total charge-offs	(1,058)	(41,252)	(42,310)
Allowances established	—	56,461	56,461
Allowances released (*)	(1,192)	—	(1,192)
Balance as of March 31, 2012	158,127	239,322	397,449

(*) See note N°12 (d) sale or transfer of loan portfolio.

In addition to these allowances for loan losses, the Bank also establishes a country risk provisions to hedge foreign transactions and additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note 24).

Other Disclosures:

1.               As of March 31, 2012 and 2011, the Bank and its subsidiaries have made purchases and sales of loan portfolios.  The effect in income is no more than 5% of net income before taxes, as described in note 12 (d).

2.               As of March31, 2012 and 2011, the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers, continued:

(c)                        Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	March 2012	March 2011	March 2012	March 2011	March 2012	March 2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	351,364	270,863	(44,460)	(33,300)	306,904	237,563
Due after 1 year but within 2 years	265,863	194,785	(33,193)	(25,270)	232,670	169,515
Due after 2 years but within 3 years	181,423	133,525	(21,725)	(17,339)	159,698	116,186
Due after 3 years but within 4 years	108,945	94,023	(14,835)	(12,000)	94,110	82,023
Due after 4 years but within 5 years	71,952	58,424	(10,502)	(8,646)	61,450	49,778
Due after 5 years	189,628	166,832	(23,201)	(19,577)	166,427	147,255
Total	1,169,175	918,452	(147,916)	(116,132)	1,021,259	802,320

(*)             The net balance receivable does not include past-due portfolio totaling MCh$4,568 as of March 31, 2012 (MCh$3,966 in 2011).

The leasing contracts are related to real estate, industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 3 and 8 years.

(d)                       Sale or transfer of credits from the loans to customers:

During the three-month period ended March 31, 2012 and 2011 Banco de Chile has not carried out transactions of sale or transfer of the loan portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                     Investment Securities:

As of March 31, 2012 and 2011 and December 31, 2011, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	March 2012			December 2011			March 2011
	Available for sale	Held to maturity	Total	Available for sale	Held to maturity	Total	Available for sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Chilean Government and Central Bank	175,620	—	175,620	158,865	—	158,865	138,389	—	138,389
Promissory notes issued by the Chilean Government and Central Bank	16,982	—	16,982	58,564	—	58,564	245,468	—	245,468
Other instruments	187,874	—	187,874	194,965	—	194,965	46,808	—	46,808

Other instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	91,844	—	91,844	87,966	—	87,966	83,574	—	83,574
Bonds from domestic banks	125,899	—	125,899	124,203	—	124,203	60,944	—	60,944
Deposits from domestic banks	455,609	—	455,609	521,881	—	521,881	376,355	—	376,355
Bonds from other Chilean companies	44,842	—	44,842	48,790	—	48,790	30,794	—	30,794
Promissory notes issued by other Chilean companies	5,736	—	5,736	5,659	—	5,659	5,387	—	5,387
Other instruments	130,275	—	130,275	139,602	—	139,602	127,358	—	127,358

Instruments issued abroad
Instruments from foreign governments or central banks	—	—	—	—	—	—	—	—	—
Other instruments(*)	124,376	—	124,376	128,403	—	128,403	107,314	—	107,314

Impairment Provision	—	—	—	—	—	—	—	—	—

Total	1,359,057	—	1,359,057	1,468,898	—	1,468,898	1,222,391	—	1,222,391

(*)According with SBIF’s regulation, as of March 31, 2011, the bank reclassified an amount of MCh139,602 from Instruments issued abroad to Instruments of other domestic institutions. See Note N°39 (b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.       Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions, totaling MCh$9,381 as of March 31, 2012 (MCh$5,596 in 2011).  The agreements to repurchase have an average maturity of 4 days as of March 31, 2012 (11 days in 2011).

In instruments issued abroad are included mainly bank bonds and shares.

As of March 31, 2012, the portfolio of financial assets available-for-sale includes a net unrealized gain of MCh$12,726 (net unrealized gain of MCh$9,120 in 2011), recorded in other comprehensive income within equity.

During 2012 and 2011, there is no evidence of impairment of financial assets available-for-sale.

Realized gains and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as available for sale. In addition, any unrealized gain or loss previously recognized in equity for these investments is reversed and recorded in the Consolidated Statements of Income.

Gross profits and losses realized on the sale of available-for-sale investments as of March 31, 2012 and 2011 are shown in Note 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available for sale investments for the three-month period ended March 31, 2012 and 2011 and December 31, 2011  are as follows:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Unrealized gain (loss) arising during the year	(18,350)	(10,416)	(75)
Gain (loss) included in the income statement	35,786	932	3,536
Net gain (loss) on available for sale before income tax	17,436	(9,484)	3,461

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies:

(a)                        This item includes investments in other companies for an amount of MCh$15,880 as of March 31, 2012 (MCh$13,847 in 2011), which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		March	March	March	March	March	March	March	March
		2012	2011	2012	2011	2012	2011	2012	2011
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments valued at equity method:
Servipag Ltda.	Banco de Chile	50.00	50.00	7,582	6,391	3,791	3,196	92	108
Redbanc S.A.	Banco de Chile	38.13	38.13	5,788	5,171	2,207	1,972	161	218
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	9,854	4,633	1,971	926	228	151
Transbank S.A.	Banco de Chile	26.16	26.16	6,383	6,600	1,670	1,726	28	103
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	6,412	6,412	1,655	1,655	65	67
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,903	1,848	952	924	(41)	4
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	14.17	14.17	3,886	3,421	550	485	23	18
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	1,312	1,069	437	356	17	11
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	1,586	1,436	425	385	17	12
Subtotal						13,658	11,625	590	692

Investments valued at cost:
Bolsa de Comercio de Santiago S.A.						1,646	1,646	—	111
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	—	—
Bolsa Electrónica de Chile S.A.						257	257	—	—
Cámara de Compensación						8	8	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						2	2	—	—
Subtotal						2,222	2,222	—	111
Total						15,880	13,847	590	803

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(b)                       The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2012 and 2011 is detailed as follows:

	March	March
	2012	2011
	MCh$	MCh$

Beginning book value	15,418	13,294
Sale of investments	—	—
Acquisition of investments	—	—
Participation in income with significant influence	590	692
Dividends receivable	(144)	(140)
Dividends received	—	—
Payment of reserved dividends	16	1
Total	15,880	13,847

(c)                        During the three-month period ended March 31, 2012 and 2011 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets:

(a)                        As of March 31, 2012 and 2011, Intangible assets are detailed as follows:

	Years						Accumulated
			Remaining				Amortization and
	Useful Life		amortization		Gross balance		Impairment		Net balance
	March	March	March	March	March	March	March	March	March	March
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Type of intangible asset:

Goodwill:
Investments in other companies	7	7	2	3	4,138	4,138	(2,534)	(1,914)	1,604	2,224
Other Intangible Assets:
Software or computer programs	6	6	3	3	76,488	67,629	(43,577)	(34,877)	32,911	32,752
Intangible assets arising from business combinations	7	7	2	3	1,740	1,740	(1,066)	(804)	674	936
Other intangible assets	—	—	—	—	42	82	(15)	(65)	27	17
Total					82,408	73,589	(47,192)	(37,660)	35,216	35,929

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets, continued:

(b)                       Movements in intangible assets during the three-month period ended March, 31 2012 and 2011 are as follows:

	Investments in other companies	Software or computer programs	Intangible assets arising from business combinations	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Gross Balance

Balance as of January 1, 2011	4,138	65,664	1,740	82	71,624
Acquisitions	—	2,121	—	—	2,121
Disposals/ write-downs	—	(156)	—	—	(156)
Balance as of March 31, 2011	4,138	67,629	1,740	82	73,589

Balance as of January 1, 2012	4,138	74,525	1,740	102	80,505
Acquisitions	—	2,298	—	2	2,300
Disposals/ write-downs	—	(335)	—	(62)	(397)
Balance as of March 31, 2012	4,138	76,488	1,740	42	82,408

Accumulated Amortization and Impairment

Balance as of January 1, 2011	(1,759)	(32,688)	(740)	(64)	(35,251)
Amortization for the year (*)	(155)	(2,343)	(64)	(1)	(2,563)
Impairment loss (*)	—	—	—	—	—
Disposals/ write-downs	—	154	—	—	154
Balance as of March 31, 2011	(1,914)	(34,877)	(804)	(65)	(37,660)

Balance as of January 1, 2012	(2,379)	(41,538)	(1,000)	(71)	(44,988)
Amortization for the year (*)	(155)	(2,374)	(66)	(5)	(2,600)
Impairment loss (*)	—	—	—	—	—
Disposals/ write-downs	—	335	—	61	396
Balance as of March 31, 2012	(2,534)	(43,577)	(1,066)	(15)	(47,192)

Net balance as of March 31, 2012	1,604	32,911	674	27	35,216

(*)                       See note N°35 Depreciation, amortization and impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets, continued:

(c)                        As of March 31, 2012 and 2011, the Bank has made the following commitments to purchase intangible assets, which have not been capitalized:

	Amount of Commitment
	March	March
	2012	2011
Detail	MCh$	MCh$

Software and licenses	6,495	6,348

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.       Property and equipment:

(a)                        As of March 31, 2012 and 2011, this account and its movements are detailed as follows:

	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Cost

Balance as of January 1, 2011	173,732	120,913	128,509	423,154
Additions	1,683	1,301	2,595	5,579
Disposals/write-downs	(933)	(439)	(561)	(1,933)
Transfers	—	4	(4)	—
Total	174,482	121,779	130,539	426,800

Accumulated depreciation	(31,289)	(100,217)	(88,677)	(220,183)
Impairment loss (*)	—	—	—	—
Balance as of March 31, 2011	143,193	21,562	41,862	206,617

Balance as of January 1, 2012	176,266	125,819	137,138	439,223
Additions	12	3,836	2,491	6,339
Disposals/write-downs	(451)	(155)	(343)	(949)
Transfers	—	—	—	—
Total	175,827	129,500	139,286	444,613

Accumulated depreciation	(33,776)	(105,025)	(96,624)	(235,425)
Impairment loss (*)	—	—	—	—
Balance as of March 31, 2012	142,051	24,475	42,662	209,188

Accumulated Depreciation
Balance as of January 1, 2011	(31,136)	(98,465)	(87,039)	(216,640)
Depreciation charges in the period (*) (**)	(736)	(2,172)	(2,171)	(5,079)
Sales and disposals in the period	583	420	533	1,536
Balance as of March 31, 2011	(31,289)	(100,217)	(88,677)	(220,183)

Balance as of January 1, 2012	(33,503)	(103,034)	(94,799)	(231,336)
Depreciation charges in the period (*) (**)	(725)	(2,146)	(2,154)	(5,025)
Sales and disposals in the period	452	155	329	936
Balance as of March 31, 2012	(33,776)	(105,025)	(96,624)	(235,425)

(*)             See Note N° 35 Depreciation, Amortization and Impairment.

(**)      This amount not includes depreciation charges of the period for investments properties.  This amount is included in item “Other Assets” for MCh$95 (MCh$95 in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.       Property and equipment, continued:

(b)                       As of March 31, 2012 and 2011, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

	March 2012
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	6,879	2,094	4,112	17,214	32,468	25,573	52,641	134,102

	March 2011
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	5,912	2,023	3,988	16,503	34,308	24,460	51,891	133,173

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)                        As of March 31, 2012 and 2011, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of March 31, 2012 and 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current Taxes and Deferred Taxes:

(a)                        Current Taxes:

As of each period end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws.  This provision is presented net of recoverable taxes, detailed as follows:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Income taxes	14,758	64,590	16,605
Tax from previous periods	63,851	—	47,160
Tax on non-deductible expenses (35%)	319	1,701	426
Less:
Monthly prepaid taxes (PPM)	(72,304)	(62,225)	(72,151)
Credit for training expenses	(648)	(742)	(1,141)
Other	(731)	(229)	901
Total	5,245	3,095	(8,200)
Tax rate	18.5%	20.0%	20.0%

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Current tax assets	2,197	1,407	10,955
Current tax liabilities	(7,442)	(4,502)	(2,755)
Total	(5,245)	(3,095)	8,200

(b)                       Income Tax:

The Bank’s tax expense recorded for the three-month period ended March 31, 2012 and 2011 as follows:

	March	March
	2012	2011
	MCh$	MCh$
Income tax expense:
Current year taxes	(14,758)	(16,605)
Tax from previous periods	1,505	—
Subtotal	(13,253)	(16,605)

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	(37)	(1,374)
Effect of changes in tax rate	(1,242)	(1,426)
Subtotal	(1,279)	(2,800)

Non deductible expenses (Art. 21)	(319)	(426)
Other	2	1
Net charge to income for income taxes	(14,849)	(19,830)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(c)                        Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of March 31, 2012 and 2011:

	March		March
	2012		2011
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	18.50	25,162	20.00	27,343
Additions or deductions	(7.04)	(9,578)	(6.76)	(9,250)
Non-deductible expenses	0.23	319	0.31	426
Tax from previous year	(1.11)	(1,505)	—	—
Effect of changes in tax rate *	0.91	1,242	1.03	1,426
Others	(0.57)	(791)	(0.08)	(115)
Effective rate and income tax expense	10.92	14,849	14.50	19,830

The effective rate for income tax for the period ended March 31, 2012 is 10.92% (14.50% in March 2011).  The increase between the periods is mainly due to effect of changes in tax rate.

*            According to the Law No. 20,455 issued in 2010 and the instructions of the Circular No. 63 of September 30, 2010, issued by the Chilean Internal Revenue Service (SII) is temporarily changed the tax rates of the first category according to the following:

Year	Rate
2011	20.0%
2012	18.5%
2013 hereinafter	17.0%

The effect on deferred tax results for this rate change signified a charge to income for the period 2012 by MCh$1,242 (charge of MCh$1,426 in March 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(d)                       Effect of deferred taxes on income and equity:

During the period 2012, the Bank has recorded the effects of deferred taxes.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December	Effect		Balances as of March
	31, 2011	Income	Equity	31, 2012

Debit Differences:
Allowances for loan losses	76,910	500	—	77,410
Obligations with agreements to repurchase	1,850	(1,654)	—	196
Leasing equipment	12,320	(134)	—	12,186
Personnel provisions	4,930	(2,509)	—	2,421
Staff vacation	3,637	(293)	—	3,344
Accrued interests and indexation adjustments from past due loans	1,573	124	—	1,697
Staff severance indemnities provisions	1,462	(42)	—	1,420
Other adjustments	13,600	120	—	13,720
Total debit differences	116,282	(3,888)	—	112,394

Credit Differences:
Investments with agreements to repurchase	2,111	(1,912)	—	199
Depreciation and price-level restatement of property and equipment	11,609	1,754	—	13,363
Adjustment for valuation of financial assets available-for-sale	(373)	—	2,980	2,607
Cash flow hedge adjustment	(90)	—	138	48
Transitory assets	1,525	506	—	2,031
Derivative instruments adjustment	2,057	(162)	—	1,895
Other adjustments	6,374	(2,795)	—	3,579
Total credit differences	23,213	(2,609)	3,118	23,722

Deferred tax assets (liabilities), net	93,069	(1,279)	(3,118)	88,672

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                     Other Assets:

(a)        Item detail:

At the end of each period, other assets are detailed as follows:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Assets held for leasing (*)	68,977	74,185	109,126

Assets received or awarded as payment
Assets received in lieu of payment	4,109	2,745	2,589
Assets awarded in judicial sale	1,743	1,863	836
Provision for assets received in lieu of payment (**)	(1,076)	(1,118)	(8)
Subtotal	4,776	3,490	3,417

Other Assets
Documents intermediated (***)	39,007	77,613	146,251
Guaranteed cash deposit	27,930	35,051	—
Pending transactions	26,625	1,340	2,628
Other accounts and notes receivable	25,815	9,851	10,195
Investment properties	16,984	17,079	17,364
Prepaid expenses	8,158	4,567	8,509
VAT receivable	6,869	9,557	9,801
Recoverable income taxes	6,379	5,373	4,678
Transaction in progress	4,099	4,193	4,575
Commissions receivable	1,874	2,709	7,070
Rental guarantees	1,360	1,344	1,177
Materials and supplies	687	654	623
Accounts receivable for sale of assets received in lieu of payment	611	530	808
Recovered leased assets for sale	189	203	232
Other	20,668	15,845	6,762
Subtotal	187,255	185,909	220,673
Total	261,008	263,584	333,216

(*)	These correspond to property and equipment to be given under a finance lease.

(**)

Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.07% (0.04 in 2011) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                     Other Assets, continued:

(b)                       Movements in the provision for assets received in lieu of payment during the 2012 and 2011 periods are detailed as follows:

MCh$

Balance as of January 1, 2011	15
Provisions used	(9)
Provisions established	2
Provisions released	—
Balance as of March 31, 2011	8

Balance as of January 1, 2012	1,118
Provisions used	(42)
Provisions established	—
Provisions released	—
Balance as of March 31, 2012	1,076

19.                    Current accounts and Other Demand Deposits:

At the end of each period, current accounts and other demand deposits are detailed as follows:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Current accounts	4,260,118	3,968,504	3,628,799
Other demand deposits and accounts	567,019	616,395	601,524
Other demand deposits	328,638	310,527	271,061
Total	5,155,775	4,895,426	4,501,384

20.                    Savings accounts and Time Deposits:

At the end of each period, savings accounts and time deposits are detailed as follows:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Time deposits	8,916,515	9,081,335	7,960,539
Term savings accounts	180,806	177,900	173,220
Other term balances payable	42,984	23,089	26,356
Total	9,140,305	9,282,324	8,160,115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions:

(a)          At the end of each period, borrowings from financial institutions are detailed as follows:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Domestic banks
Banco Santander	6,293	—	—

Foreign banks
Foreign trade financing
Citibank N,A,	230,425	193,049	169,760
Well Fargo Bank	221,920	197,076	139,155
Commerzbank A,G,	178,539	156,138	145,715
Bank of America N,T, & S,A,	159,670	169,482	162,976
Standard Chartered Bank	148,298	124,412	46,852
Bank of Montreal	117,523	125,053	43,468
JP Morgan Chase Bank	107,590	122,699	130,299
Toronto Dominion Bank	73,359	67,682	77,398
Royal Bank of Scotland	59,695	64,584	77,263
The Bank of New York Mellon	57,696	36,412	33,772
Zuercher Kantonalbank	38,565	41,038	17,106
ING Bank	24,549	39,108	19,295
Branch Banking and Trust Company	9,785	10,413	7,726
Bank of Nova	2,930	3,119	—
Banco Espiritu Santo	2,455	2,605	—
Banco Do Brasil S,A,	421	—	—
Bank of China	340	1,206	205
Banca Commerciale Italiana S,P,A,	156	—	108
Bank of Tokyo Mitsubishi	138	—	120
Banca Nazionale del Lavoro	—	78,198	72,176
Sumitomo Banking	—	36,456	14,465
China Development Bank	—	—	48,198
Banco Ambrosiano Veneto	—	—	45,852
Banco Latinoamericano	—	—	24,126
Dresdner Bank A,G,	—	—	169
Others	708	65	226

Borrowings and other obligations
Well Fargo Bank	132,549	104,175	125,166
China Development Bank	49,182	52,032	48,502
Standard Chartered Bank	36,893	39,591	48,463
Citibank N,A,	30,437	1,010	8,219
JP Morgan Chase Bank	3,338	—	—
Others	5,405	2,481	10,999
Subtotal

Chilean Central Bank	54	22,855	75

Total	1,698,913	1,690,939	1,517,854

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions, continued:

(b)          Chilean Central Bank

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank of Chile for the renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Borrowings and other obligations	—	22,793	—
Total credit lines for the renegotiation of loans	54	62	75
Total	54	22,855	75

(c)          Foreign Obligations

The maturities are as follows:

	March	December	March
	2012	2012	2011
	MCh$	MCh$	MCh$

Up to 1 month	261,731	115,696	436,360
Over 1 month and up to 3 months	493,587	200,786	184,778
Over 3 months and up to 12 months	775,545	1,079,317	721,823
Over 1 year and up to 3 years	112,521	220,368	141,117
Over 3 years and up to 5 years	49,182	51,917	33,701
Over 5 years	—	—	—
Total	1,692,566	1,668,084	1,517,779

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued:

At the end of each period, debt issued is detailed as follows:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Mortgage bonds	142,869	152,098	184,917
Bonds	1,611,201	1,488,369	816,093
Subordinated bonds	745,327	747,874	749,877
Total	2,499,397	2,388,341	1,750,887

During the period ended as of March, 2012, Banco de Chile issued bonds by an amount of MCh$109,811, of which corresponds to unsubordinated bonds.

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUO0911	89,896	10 years	3.40	UF	02/15/2012	02/15/2022
BCHIUD0510	14,109	6 years	2.20	UF	02/16/2012	02/16/2018
BCHIUI0611	1,338	7 years	3.20	UF	03/05/2012	03/05/2019
BCHIUI0611	3,352	7 years	3.20	UF	03/07/2012	03/07/2019
BCHIUI0611	1,116	7 years	3.20	UF	03/23/2012	03/23/2019
Total	109,811

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                     Debt Issued, continued:

During 2011, Banco de Chile issued bonds by an amount of Ch$749,586 million, of which correspond to unsubordinated bond.

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUE0510	82,639	6 years	2.20	UF	05/20/2011	05/20/2017
BCHIUG0610	81,802	11 years	2.70	UF	05/27/2011	05/27/2022
BCHIUC0510	37,866	5 years	2.20	UF	07/07/2011	07/07/2016
BCHIUF0610	36,608	10 years	2.70	UF	07/07/2011	07/07/2021
BCHIUI0611	42,944	7 years	3.20	UF	07/12/2011	07/12/2018
BCHIUI0611	34,096	7 years	3.20	UF	07/20/2011	07/20/2018
BCHIUK0611	52,866	11 years	3.50	UF	07/28/2011	07/28/2022
BCHIUD0510	46,014	6 years	2.20	UF	07/28/2011	07/28/2017
BCHIUK0611	33,451	11 years	3.50	UF	07/29/2011	07/29/2022
BCHIUI0611	432	7 years	3.20	UF	08/02/2011	08/02/2018
BCHIUI0611	756	7 years	3.20	UF	08/03/2011	08/03/2018
BCHIUJ0811	48,045	8 years	3.20	UF	09/12/2011	09/12/2019
BCHI-B1208	84,912	7 years	2.20	UF	09/12/2011	09/12/2018
BCHIUD0510	12,790	6 years	2.20	UF	09/22/2011	09/22/2017
BCHIUH0611	21,668	6 years	3.00	UF	09/29/2011	09/29/2017
BCHIUI0611	65,014	7 years	3.20	UF	09/30/2011	09/30/2018
BCHIUD0510	10,675	6 years	2.20	UF	09/30/2011	09/30/2017
BCHIUD0510	1,068	6 years	2.20	UF	10/13/2011	10/13/2017
BNCHIL (*)	55,940	3 years	5.41	MXN	12/08/2011	12/04/2014
Total	749,586

(*) At the Ordinary Meeting No. BCH 2,738 held on the 11th of August, 2011, the minutes of which were recorded in a public deed drawn up at the office of the Public Notary Mr. René Benavente Cash on August 19, 2011, authorized a program to place certificates in Mexico in an amount of MXN$10,000,000,000 (Mexican pesos), of which an amount of $1,500,000,000 (Mexican pesos) were issued and placed on December 8, 2011.

The Bank has not had breaches of capital, interest or other breaches with respect to its debts instruments during year 2012 and 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.                    Other Financial Obligations:

At the end of each period, other financial obligations are detailed as follows:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Public sector obligations	60,552	61,734	64,716
Other Chilean obligations	86,398	123,051	100,243
Other foreign obligations	—	—	—
Total	146,950	184,785	164,959

24.                    Provisions:

(a)                        At the end of each period, provisions and accrued expenses are detailed as follows:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Provision for minimum dividends	71,405	259,501	75,947
Provisions for Personnel benefits and payroll expenses	44,161	60,634	38,831
Provisions for contingent loan risks	36,084	35,334	31,848
Provisions for contingencies:
Additional loan provisions (*)	95,486	95,486	71,006
Other provisions for contingencies	7,684	4,281	1,124
Country risk provisions	3,576	2,702	5,586
Total	258,396	457,938	224,342

(*)  The additional provisions correspond to a countercyclical provision for commercial loans. As of March 31, 2012, the Bank does not established and released additional provisions (MCh$428 in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(b)                       The following table details the movements in provisions and accrued expenses during the 2012 and 2011 periods:

	Minimum	Personnel benefits and	Contingent	Additional loan	Country risk provisions and other
	dividends	payroll	loan Risks	provisions	contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2011	242,503	55,433	30,114	71,434	4,619	404,103
Provisions established	75,947	13,434	1,919	—	2,306	93,606
Provisions used	(242,503)	(29,432)	—	—	(215)	(272,150)
Provisions released	—	(604)	(185)	(428)	—	(1,217)
Balances as of March 31, 2011	75,947	38,831	31,848	71,006	6,710	224,342

Balances as of January 1, 2012	259,501	60,635	35,333	95,486	6,983	457,938
Provisions established	71,405	13,907	751	—	5,225	91,288
Provisions used	(259,501)	(29,661)	—	—	(223)	(289,385)
Provisions released	—	(720)	—	—	(725)	(1,445)
Balances as of March 31, 2012	71,405	44,161	36,084	95,486	11,260	258,396

(c)                        Provisions for personnel benefits and payroll:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Vacation accrual	20,098	20,361	18,395
Short-term personnel benefits	12,498	28,827	9,610
Pension plan- defined benefit plan	8,358	8,511	7,466
Other benefits	3,207	2,935	3,360
Total	44,161	60,634	38,831

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(d)                       Pension plan — Defined benefit plan:

(i) Movement in the defined benefit obligations are as follow:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Opening defined benefit obligation,	8,511	7,981	7,981
Increase in provisions	105	886	87
Benefit paid	(258)	(282)	(160)
Prepayments	—	(20)	—
Actuarial gains and losses	—	(54)	(442)
Closing defined benefit obligation	8,358	8,511	7,466

(ii)    Net benefits expenses:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Current service cost	105	886	87
Interest cost of benefits obligations	482	482	562
Actuarial gains and losses	(482)	(536)	(1,004)
Net benefit expenses	105	832	(355)

(iii)   Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	March	December	March
	2012	2011	2011
	%	%	%

Discount rate	6.04	6.04	7.06
Annual salary increase	2.00	2.00	2.00
Payment probability	93.00	93.00	93.00

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(e)                        Movements in provisions for incentive plans:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Balances as of January 1,	28,827	25,920	25,920
Provisions established	6,803	30,655	9,224
Provisions used	(22,722)	(27,724)	(25,515)
Provisions release	(410)	(24)	(19)
Total	12,498	28,827	9,610

(f)                          Movements in provisions for vacations:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Balances as of January 1,	20,361	18,774	18,774
Provisions established	1,513	5,821	1,372
Provisions used	(1,648)	(4,187)	(1,750)
Provisions release	(128)	(47)	(1)
Total	20,098	20,361	18,395

(g)                       Employee share-based benefits provision:

As of March 31, 2012 and 2011, the Bank and its subsidiaries have no share-based compensation plan.

(h)                       Contingent loan provisions:

As of March 31, 2012 and 2011, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$36,084 millions (Ch$31,848 millions in 2011).  See note N°26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.                    Other Liabilities:

At the end of each period, other liabilities are detailed as follows:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Accounts and notes payable (*)	76,545	79,031	159,756
Unearned income	4,830	5,379	5,351
Dividends payable	850	786	778

Other liabilities
Documents intermediated (**)	80,041	134,820	157,143
Cobranding	22,322	20,894	16,060
VAT debit	10,295	12,465	10,097
Leasing deferred gains	5,957	7,039	5,439
Pending transactions	3,446	1,941	1,484
Insurance payments	888	1,158	2,795
Others	8,137	2,252	3,103
Total	213,311	265,765	362,006

(*)             Comprises obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)      This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments:

(a)                        Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations.  Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	238,227	216,249	167,001
Confirmed foreign letters of credit	86,462	137,253	87,837
Issued foreign letters of credit	164,663	131,567	169,740
Bank guarantees	1,217,783	1,235,031	1,051,222
Immediately available credit lines	4,941,949	4,881,220	4,107,762
Other commitments	170,242	164,361	33,383
Transactions on behalf of third parties
Collections	605,828	582,090	468,957
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	1,681	2,766	2,240
Other assets managed on behalf of third parties	—	—	—
Financial assets acquired on its own behalf	41,344	62,701	70,120
Other assets acquired on its own behalf	—	—	—
Fiduciary activities
Securities held in safe custody in the Bank	6,142,642	5,613,495	8,543,808
Securities held in safe custody in other entities	4,823,051	4,088,670	4,709,047
Total	18,433,872	17,115,403	19,411,117

The prior information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(b)                       Lawsuits and legal proceedings:

(b.1)             Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters.  Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial position, or liquidity.  As of March 31, 2012, the Bank has established provisions for this concept in the amount of MCh$716 (MCh$910 in 2011), recorded within “Provisions” in the statement of financial position. The following table presents estimated date of completion of the respective litigation:

	March 31, 2012
	2013	2014	2015	2016	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	449	150	37	80	716

(b.2)             Contingencies for significant lawsuits:

As of March 31, 2012 and 2011, the Bank is not party to any significant lawsuits that affect or may affect these consolidated financial statements.

(c)                        Guarantees granted:

i.                              In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 226 and subsequent articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,332,000, maturing January 4, 2013.

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$107,079 million as of March 31, 2012 (Ch$127,088 million in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                        Guarantees granted, continued:

The details of guarantees are as follow:

	March
	2012	Guarantees
Fund	MCh$	Number

Fondo Mutuo Banca Americana Voltarget Garantizado	14,320	003003-9
Fondo Mutuo Carry Trade Monedas Garantizado	3,066	338360-1
Fondo Mutuo Estrategia Commodities Garantizado	8,381	003002-1
Fondo Mutuo Muralla China Garantizado	24,773	003000-5
Fondo Mutuo Potencias Consolidadas Garantizado	35,898	338358-8
Fondo Mutuo Ahorro Plus I Garantizado	785	003004-7
Fondo Mutuo Ahorro Estable I Garantizado	6,826	338362-7
Fondo Mutuo Ahorro Estable II Garantizado	13,030	338361-9
Total	107,079

ii.                          In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions of article 30 and subsequent articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Cía. de Seguros de Crédito Continental S.A., that matures April 22, 2012, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	March	December	March
	2012	2011	2011
Guarantees:	MCh$	MCh$	MCh$
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago, Stock Exchange	13,852	15,980	38,810
Securities Exchange of the Electronic, Stock Exchange of Chile	24,404	21,731	57,162

Money Market a Pershing Division of Donaldson, Lufkinn & Jenrette Securities Corporation	60	64	59
Bank guarantees	237	231	225
Bank guarantees for portfolio management	5,183	5,128	4,963
Fixed income securities to ensure system CCLV, Securities Exchange of the Santiago, Stock Exchange	2,993	2,987	2,993

Total	46,729	46,121	104,212

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                        Guarantees granted, continued:

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raúl Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chartis Chile — Compañía de Seguros Generales S.A. that expires January 2, 2013, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$ 10,000,000.

(d)                       Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$

Credit lines	21,375	20,679	19,161
Bank guarantees	12,132	12,520	10,116
Guarantees and surety bonds	2,053	1,526	923
Letters of credit	382	523	1,578
Other commitments	142	86	70
Total	36,084	35,334	31,848

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity:

(a)  Capital

i.                                         Authorized, subscribed and paid shares:

As of March 31, 2012, the paid-in capital of Banco de Chile is represented by 86,942,514,973 registered shares (82,551,699,423 in 2011), with no par value, fully paid and distributed.

(ii)          Shares:

(ii.1)               On April 15, 2011, the transformation of the shares series “Banco de Chile-S” into ordinary shares “Banco de Chile” has been duly registered in the respective Securities Register as agreed upon the Extraordinary Shareholders Meeting held on March 17, 2011.

Accordingly, the shares in which the capital of the Bank is divided are registered in the Securities Register of the Superintendence of Banks and Financial Institutions and have the name “Banco de Chile”.

(ii.2)               The following table shows the share movements from December 31, 2010 to March 31, 2012:

	Ordinary shares	Ordinary S Series shares	Total shares

As of December 31, 2010	73,834,890,472	8,716,808,951	82,551,699,423
Capitalization of retained earnings	1,005,766,185	—	1,005,766,185
As of March 31, 2011	74,840,656,657	8,716,808,951	83,557,465,608
Transformation of the shares series “Banco de Chile-S” into ordinary shares “Banco de Chile”	8,716,808,951	(8,716,808,951)	—
Fully paid the share capital increase	3,385,049,365	—	3,385,049,365
As of December 31, 2011	86,942,514,973	—	86,942,514,973

As of March 31, 2012	86,942,514,973	—	86,942,514,973

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(b)                                 Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract, Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  The difference between net income and distributable net income shall be registered in a reserve account since the first day of the fiscal year following the date when the calculation is made.  This reserve account cannot be distributed or capitalized.  Provisional article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS has been fully paid.  The distributable income for the period 2012 ascend to Ch$102,007 millions.

The above described agreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009.

(c)                                  Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 22, 2012 the Bank’s shareholders agreed to distribute and pay dividend N° 200 amounting to Ch$2.984740 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2011.

At the Ordinary Shareholders’ Meeting held on March 17, 2011 the Bank’s shareholders agreed to distribute and pay dividend N° 199 amounting to Ch$2.937587 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2010.

(d)                                 Provision for minimum dividends:

The Board of Directors established a minimum dividend distribution policy, where the Bank has to record a provision of 70% of net income as.  Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$71,405 (MCh$75,947 in 2011) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(e)   Earnings per share:

i.                               Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

ii.                            Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The following table shows the income and share data used in the calculation of EPS:

	March	March
	2012	2011
Basic earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	121,161	116,885
Weighted average number of ordinary shares	86,942,514,973	82,551,699,423
Dividend per shares (in Chilean pesos)	1.39	1.42

Diluted earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	121,161	116,885
Weighted average number of ordinary shares	86,942,514,973	82,551,699,423
Assumed conversion of convertible debt	—	—
Adjusted number of shares	86,942,514,973	82,551,699,423
Diluted earnings per share (in Chilean pesos)	1.39	1.42

As of March 31, 2012 and 2011, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

(f).                       Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses:

(a)                                 On the financial statement closing date, the composition of income from interest and adjustments, not including income from hedge accounting, is as follows:

	March 2012				March 2011
	Interest	Adjustment	Prepaid fees	Total	Interest	Adjustment	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	162,787	40,875	592	204,254	122,982	19,497	351	142,830
Consumer loans	122,431	440	1,489	124,360	98,668	225	1,428	100,321
Residential mortgage loans	39,860	39,354	1,029	80,243	31,724	16,941	1,203	49,868
Financial investment	15,204	7,676	—	22,880	10,292	2,529	—	12,821
Repurchase agreements	664	—	—	664	1,118	83	—	1,201
Loans and advances to banks	3,022	—	—	3,022	1,790	—	—	1,790
Other interest revenue	31	680	—	711	29	228	—	257
Total	343,999	89,025	3,110	436,134	266,603	39,503	2,982	309,088

The amount of interest revenue recognized on a received basis for impaired portfolio as of March 31, 2012 was Ch$1,871 million (Ch$1,765 million in 2011).

(b)                       At the each period end, the detail of income from suspended interest is as follows:

	March 2012			March 2011
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	5,710	2,308	8,018	4,179	1,074	5,253
Residential mortgage loans	1,589	1,022	2,611	1,809	662	2,471
Consumer loans	208	—	208	242	—	242
Total	7,507	3,330	10,837	6,230	1,736	7,966

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses, continued:

(c)                        At the each period end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	March 2012			March 2011
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	104,253	24,966	129,219	60,227	11,571	71,798
Debt issued	24,101	23,985	48,086	18,141	9,323	27,464
Other financial obligations	538	414	952	583	221	804
Repurchase agreements	3,599	2	3,601	1,290	—	1,290
Borrowings from financial institutions	6,663	—	6,663	4,948	—	4,948
Demand deposits	20	1,871	1,891	14	930	944
Other interest expenses	—	121	121	—	136	136
Total	139,174	51,359	190,533	85,203	22,181	107,384

(d)                       As of March 31, 2012 and 2011, the Bank uses interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans through micro-hedging.

	March 2012			March 2011
	Income	Expenses	Total	Income	Expenses	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from accounting hedges	4,137	462	4,599	1,496	—	1,496
Loss from accounting hedges	(3,659)	—	(3,659)	(983)	—	(983)
Net gain on hedged items	(2,186)	—	(2,186)	(254)	—	(254)
Total	(1,708)	462	(1,246)	259	—	259

(b)         At the each period end, the summary of interest and expenses is as follows:

	March	March
	2012	2011
	MCh$	MCh$

Interest revenue	436,134	309,088
Interest expenses	(190,533)	(107,384)
Subtotal	245,601	201,704

Income accounting hedges (net)
	(1,246)	259
Total interest revenue and expenses, net	244,355	201,963

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.                    Income and Expenses from Fees and Commissions:

At the each period end, the income and expenses for fees and commissions shown in the Consolidated Statements of Comprehensive Income refer to the following items:

	March	March
	2012	2011
	MCh$	MCh$
Income from fees and commission
Card services	24,993	21,749
Investments in mutual funds and other	14,618	16,955
Collections and payments	13,439	12,051
Trading and securities management	7,444	10,639
Lines of credit and overdrafts	5,691	5,696
Use of distribution channel	4,379	4,951
Fees for insurance transactions	4,068	5,998
Portfolio management	4,015	4,316
Guarantees and letters of credit	3,446	3,202
Use Banchile’s brand	3,068	2,253
Financial advisory services	641	535
Other fees earned	5,499	3,204
Total income from fees and commissions	91,301	91,549

Expenses from fees and commissions
Credit card transactions	(9,783)	(8,038)
Sales force fees	(2,283)	(1,743)
Fees for collections and payments	(1,590)	(1,684)
Fees for securities transactions	(975)	(900)
Sale of mutual fund units	(784)	(992)
Other fees	(620)	(177)
Total expenses from fees and commissions	(16,035)	(13,534)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.                    Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	March	March
	2012	2011
	MCh$	MCh$

Financial assets held-for-trading	4,966	3,739
Derivative instruments	(8,428)	24,240
Sale of available-for-sale instruments	1,676	202
Sale of loan portfolios	—	—
Net income on other transactions	7	(81)
Total	(1,779)	28,100

31.                    Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	March	March
	2012	2011
	MCh$	MCh$

Translation difference, net	18,323	(14,043)
Indexed foreign currency	(7,607)	2,156
Gain (loss) from accounting hedges	1,525	—
Total	12,241	(11,887)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.                    Provisions for Loan Losses:

The movement during the three-month period ended March 2012 and 2011 is the following:

	Loans and		Loans to customers
	advances to banks		Commercial loans		Mortgage loans		Consumer loans		Total		Contingent loans		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(48)	(92)	—	—	—	—	—	—	—	—	(553)	(1,919)	(601)	(2,011)
Group provisions	—	—	(7,202)	(11,130)	(1,088)	—	(48,171)	(26,604)	(56,461)	(37,734)	(198)	—	(56,659)	(37,734)
Provisions established, net	(48)	(92)	(7,202)	(11,130)	(1,088)	—	(48,171)	(26,604)	(56,461)	(37,734)	(751)	(1,919)	(57,260)	(39,745)

Provisions released:
Individual provisions	160	—	1,192	1,692	—	—	—	—	1,192	1,692	—	—	1,352	1,692
Group provisions	—	—	—	—	—	259	—	—	—	259	—	185	—	444
Provisions released, net	160	—	1,192	1,692	—	259	—	—	1,192	1,951	—	185	1,352	2,136

Provision, net	112	(92)	(6,010)	(9,438)	(1,088)	259	(48,171)	(26,604)	(55,269)	(35,783)	(751)	(1,734)	(55,908)	(37,609)

Additional provision	—	—	—	428	—	—	—	—	—	428	—	—	—	428

Recovery of written-off assets	—	—	2,908	2,380	154	317	5,896	8,364	8,958	11,061	—	—	8,958	11,061

Provisions, net allowances for credit risk	112	(92)	(3,102)	(6,630)	(934)	576	(42,275)	(18,240)	(46,311)	(24,294)	(751)	(1,734)	(46,950)	(26,120)

According to the Administration, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.                    Personnel Expenses:

At the each period end, personnel expenses are detailed as follows:

	March	March
	2012	2011
	MCh$	MCh$

Remuneration	44,105	40,782
Bonuses	17,746	17,382
Lunch and health benefits	5,722	4,631
Staff severance indemnities	2,126	872
Training expenses	381	318
Other personnel expenses	5,124	5,122
Total	75,204	69,107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.                    Administrative Expenses:

At the each period end, administrative expenses are detailed as follows:

	March	March
	2012	2011
	MCh$	MCh$

General administrative expenses
IT and communications	11,983	10,418
Maintenance and repair of property and equipment	7,437	6,527
Office rental	4,753	4,201
Securities and valuables transport services	2,440	2,004
Rent ATM area	1,840	1,444
Office supplies	1,480	1,567
External advisory services	1,459	1,806
Lighting, heating and other utilities	1,402	1,549
Legal and notary	821	879
Representation and transferring of personnel	759	635
P.O box, mail and postage	687	793
Insurance premiums	638	620
Donations	364	472
Equipment rental	286	267
Fees for professional services	153	138
Other general administrative expenses	2,933	2,712
Subtotal	39,435	36,032

Outsources services
Credit pre-evaluation services	4,025	6,135
Data processing	1,844	1,373
Other	2,474	2,568
Subtotal	8,343	10,076

Board expenses
Board remunerations	498	522
Other board expenses	74	93
Subtotal	572	615

Marketing expenses
Advertising	6,201	6,274
Subtotal	6,201	6,274

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	1,568	1,297
Real estate contributions	789	551
Patents	483	463
Other taxes	134	240
Subtotal	2,974	2,551
Total	57,525	55,548

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.                    Depreciation, Amortization and Impairment:

(a)                        At the each period end, the amounts charged to income for depreciation and amortization are detailed as follows:

	March	March
	2012	2011
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note 16 a)	5,120	5,174
Amortization of intangibles assets (Note 15 b)	2,600	2,563
Total	7,720	7,737

(b)                       During the periods 2012 and 2011 there are not impairment of intangible, property and equipment and investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.                    Other Operating Income:

At the each period end, the Bank and its subsidiaries present the following under other operating income:

	March	March
	2012	2011
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	1,695	1,255
Other income	2	61
Subtotal	1,697	1,316

Release of provisions for contingencies
Country risk provisions	705	—
Special provisions for foreign loans	—	—
Other provisions for contingencies	20	—
Subtotal	725	—

Other income
Foreign trade income	2,236	19
Rental Income	1,450	1,395
Recovery from external branches	486	355
Expense recovery	350	596
Foreign advisory services Corredora de Bolsa	253	481
Fiduciary and trustee commissions	69	26
Gain on sale of property and equipment	58	1,273
Income from sale of leased assets	32	878
Refund charged-off of property and equipment	19	556
Others	262	349
Subtotal	5,215	5,928

Total	7,637	7,244

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.                    Other Operating Expenses:

At the each period end, the Bank and its subsidiaries incurred the following other operating expenses:

	March	March
	2012	2011
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment	—	2
Charge-off assets received in lieu of payment	254	364
Expenses to maintain assets received in lieu of payment	93	141
Subtotal	347	507

Provisions for contingencies
Country risk provisions	—	2,090
Special provisions for foreign loans	—	—
Other provisions for contingencies	5,297	250
Subtotal	5,297	2,340

Other expenses
Cobranding	4,890	3,875
Other provisions	1,800	—
Write-offs for operating risks	668	801
Card administration	650	587
Operating expenses and charge-off leasing assets	213	157
Write-offs and provisions for fraud	126	167
Civil judgments	98	57
Contributions to government organizations	72	43
Mortgage life insurance	69	73
Provision for recovery of leased assets	43	9
Others	628	395
Subtotal	9,257	6,164

Total	14,901	9,011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions:

The related parties of companies and their subsidiaries include entities of the company’s corporate group; corporations which are the company’s parent company, associated companies, subsidiaries, associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the company, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

Article 147 of the Companies Act, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, when terms of price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, article 84 of the General Banking Law establishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(a)                        Loans to related parties:

The following table details loans and accounts receivable, contingent loans and assets related to trading and investment securities, corresponding to related entities.

	Production Companies (*)			Investment Companies (**)			Individuals (***)			Total
	March	December	March	March	December	March	March	December	March	March	December	March
	2012	2011	2011	2012	2011	2011	2012	2011	2011	2012	2011	2011
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Loans and accounts receivable:
Commercial loans	221,606	209,764	121,368	38,705	81,798	63,093	553	575	549	260,864	292,137	185,010
Residential mortgage loans	—	—	—	—	—	—	13,889	13,919	10,772	13,889	13,919	10,772
Consumer loans	—	—	—	—	—	—	3,437	3,387	2,550	3,437	3,387	2,550
Gross loans	221,606	209,764	121,368	38,705	81,798	63,093	17,879	17,881	13,871	278,190	309,443	198,332
Provision for loan losses	(779)	(602)	(456)	(197)	(295)	(303)	(75)	(68)	(57)	(1,051)	(965)	(816)
Net loans	220,827	209,162	120,912	38,508	81,503	62,790	17,804	17,813	13,814	277,139	308,478	197,516

Off balance sheet accounts:
Guarantees	16,732	18,670	21,116	—	—	—	—	—	—	16,732	18,670	21,116
Letters of credits	5,322	158	104	—	—	63	—	—	—	5,322	158	167
Banks guarantees	20,246	21,313	13,851	1,923	2,038	121	—	—	—	22,169	23,351	13,972
Immediately available credit lines	36,221	32,406	58,135	1,553	1,451	947	9,323	9,393	5,652	47,097	43,250	64,734
Total off balance sheet account	78,521	72,547	93,206	3,476	3,489	1,131	9,323	9,393	5,652	91,320	85,429	99,989
Provision for contingencies loans	(101)	(95)	(70)	(2)	(2)	(1)	—	—	—	(103)	(97)	(71)
Off balance sheet account, net	78,420	72,452	93,136	3,474	3,487	1,130	9,323	9,393	5,652	91,217	85,332	99,918

Amount covered by Collateral
Mortgage	27,958	27,958	34,107	55	55	55	15,391	15,431	14,352	43,404	43,444	48,514
Warrant	—	—	—	—	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	7	7	7	7	7	7
Others (****)	2,855	2,855	2,679	17,300	17,300	17,300	10	10	10	20,165	20,165	19,989
Total collateral	30,813	30,813	36,786	17,355	17,355	17,355	15,408	15,448	14,369	63,576	63,616	68,510

Acquired Instruments
For trading purposes	6,053	2,154	—	—	—	—	—	—	—	6,053	2,154	—
For investment purposes	—	—	—	—	—	—	—	—	—	—	—	—
Total acquired instruments	6,053	2,154	—	—	—	—	—	—	—	6,053	2,154	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(a)                        Loans with related parties, continued:

(*)                      Production companies are legal entities which comply with the following conditions:

i)                        They engage in productive activities and generate a separable flow of income

ii)                     Less than 50% of their assets are trading securities or investments

(**)               Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)        Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****) These guarantees correspond mainly to shares and other financial guarantees.

(b)                       Other assets and liabilities with related parties:

	March	December	March
	2012	2011	2011
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	85,461	97,390	98,469
Derivative instruments	118,793	116,010	125,128
Other assets	2,698	2,665	2,519
Total	206,952	216,065	226,116

Liabilities
Demand deposits	94,310	69,287	44,035
Savings accounts and time deposits	375,013	531,448	694,995
Derivative instruments	91,082	100,238	106,694
Borrowings from financial institutions	260,862	194,059	177,979
Other liabilities	7,450	7,969	5,749
Total	828,717	903,001	1,029,452

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(c)                        Income and expenses from related party transactions (*):

	March		March
	2011		2010
	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$

Interest and revenue expenses	4,275	4,455	4,533	8,377
Fees and commission income	9,933	5,163	23,470	5,395
Financial operating	63,167	44,301	239,454	210,408
Net foreign exchange transactions	—	—	—	—
Provision for credit risk	—	75	351	—
Operating expenses	—	22,825	—	11,589
Other income and expenses	200	3	256	48
Total	77,575	76,822	268,064	235,817

(*)    This detail does not constitute an Income Statement for related party transactions since assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(d)                       Related party contracts:

There are not any contract entered during the period 2012 and 2011 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

(e)                        Payments to key management personnel:

	March	March
	2012	2011
	MCh$	MCh$

Remunerations	989	853
Short-term benefits	3,871	2,820
Contract termination indemnity	124	—
Stock-based benefits	—	—
Total	4,984	3,673

Composition of key personnel:

	N° of executives
	March	March
Position	2012	2011
CEO	1	1
Deputy general manager	1	—
CEOs of subsidiaries	8	8
Division Managers	15	14
Total	25	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(f)                          Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	2012		2011		2012	2011	2012	2011	2012	2011	2012	2011
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	90	(*)	85	(*)	10	15	71	69	—	—	171	169
Gonzalo Menéndez Duque	12		12		5	8	34	27	—	—	51	47
Jorge Awad Mehech	12		11		5	8	28	22	—	—	45	41
Jaime Estévez Valencia	12		12		5	8	24	17	—	—	41	37
Andrónico Luksic Craig	36		35		1	3	—	—	—	—	37	38
Rodrigo Manubens Moltedo	12		12		5	8	10	10	—	—	27	30
Jorge Ergas Heymann	12		—		4	—	10	—	—	—	26	—
Francisco Pérez Mackenna	12		12		3	6	9	10	—	—	24	28
Thomas Fürst Freiwirth	12		12		4	7	7	6	—	—	23	25
Guillermo Luksic Craig	12		12		—	4	—	—	—	—	12	16
Jacob Ergas Ergas	—		10		—	4	2	10	—	—	2	24
Felipe Joannon Vergara	—		10		—	7	—	12	—	—	—	29
Juan Andrés Fontaine Talavera	—		1		—	1	—	—	—	—	—	2
Otros directores de filiales	—		—		—	—	45	37	—	21	45	58
Total	222		224		42	79	240	220	—	21	504	544

(1)            Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$7 (MCh$1 in 2011).

(*)            Includes a provision of MCh$51 (MCh$50 in 2011) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$66 (MCh$62 in 2011).

Travel and other related expenses amount to MCh$2 (MCh$9 in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities:

(a)                        Financial instruments measured at fair value

The Bank and its subsidiaries determine the fair value of financial instruments by taking into account:

1.                            The price of the financial instruments observed in the market, whether derived from observations or using modeling.

2.                            The credit risk presented by the issuer of a debt instrument.

3.                            The liquidity conditions and depth of the respective markets.

4.                            Whether the position is an asset or liability to the Bank (in the case of derivatives, if the future cash flow is received or paid).

Based on an analysis of these factors, the Bank classifies the financial instruments in its portfolio into one of three levels:

Level 1:                     Observable prices in active markets for the specific type of instrument or transaction to be measured.

Level 2:                     Valuation techniques based on observable factors.  This category includes instruments valued using: Quoted prices for similar instruments, either in active or less active markets. Other valuation techniques when all significant inputs are directly or indirectly observable based on market data.

Level 3:                     Valuation techniques that use significant unobservable factors.  This category includes all instruments where the valuation technique includes factors that are not based on observable data and the unobservable factors can have a significant effect on the valuation of the instrument. This category contains instruments that are valued based on quoted prices for similar instruments that require adjustments or significant unobservable assumptions to reflect the differences between them.

Valuation of Financial Instruments

The Bank’s accounting policy for measuring fair value is discussed in Note 2(e).

The Bank has established a control framework for measuring fair values. This framework includes a Product Control Function, which is independent from key management and reports directly to the Financial Control Manager. The product control area is generally responsible for independently verifying the results of trading and investment transactions as well as all fair value measurements. These controls include: verifying factors to determine observable prices and valuation models used; a review and approval process for new models and changes to models affecting the product control (result) and the Bank’s Market Risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

Derivatives

With the exception of currency futures, for which prices are directly observable on active market and, therefore, are classified as Level 1, the Bank classifies derivative instruments as Level 2.

Within Level 2, valuations are performed using simple net present value calculations for all instruments without options. Options are valued using well-known, widely accepted valuation models.

The most frequently applied valuation techniques include forward pricing and swap models using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange rates and interest rate curves.

Investments in Financial Instruments

Debt instruments are valued using the internal rate of return, used to discount all cash flows of the respective instrument. The valuation calculations for debt instruments built into the Bank’s systems are those used by the Santiago Stock Exchange or Bloomberg, as appropriate.

Part of the portfolio of available-for-sale financial instruments, which are instruments that are not actively quoted, is valued using valuation techniques for which there are no relevant observable data from active markets and, therefore, they are classified as Level 3. These assets are valued based on the prices of assets with similar characteristics, taking into account the market, currency, type of instrument, liquidity, duration, issuer risk and cash flow structure, among other factors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

The following tables detail the classification, by level, of financial instruments measured at fair value:

	Level 1		Level 2		Level 3		Total
	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading from the Chilean Government and Central Bank	73,827	124,719	3,616	12,018	—	—	77,443	136,737
Other instruments issued in Chile	1,505	2,261	221,638	184,010	1,262	—	224,405	186,271
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	44,490	40,506	—	—	—	—	44,490	40,506
Subtotal	119,822	167,486	225,254	196,028	1,262	—	346,338	363,514
Derivative contracts for trading purposes
Forwards	—	—	90,283	77,446	—	—	90,283	77,446
Swaps	—	—	284,607	310,467	—	—	284,607	310,467
Call Options	—	—	196	586	—	—	196	586
Put Options	—	—	83	10	—	—	83	10
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	375,169	388,509	—	—	375,169	388,509
Hedge accounting derivative contracts
Swaps	—	—	—	2,289	—	—	—	2,289
Subtotal	—	—	—	2,289	—	—	—	2,289
Financial assets available-for-sale from the Chilean Government and Central Bank	—	—	380,476	430,665	—	—	380,476	430,665
Other instruments issued in Chile	—	—	544,289	459,928	309,916	224,484	854,205	684,412
Instruments issued abroad	—	—	—	—	124,376	107,314	124,376	107,314
Subtotal	—	—	924,765	890,593	434,292	331,798	1,359,057	1,222,391
Total	119,822	167,486	1,525,188	1,477,419	435,554	331,798	2,080,564	1,976,703

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	98,512	107,966	—	—	98,512	107,966
Swaps	—	—	261,551	270,872	—	—	261,551	270,872
Call Options	—	—	152	534	—	—	152	534
Put Options	—	—	131	335	—	—	131	335
Futures	—	—	—	—	—	—	—	—
Other	—	—	21	21	—	—	21	21
Subtotal	—	—	360,367	379,728	—	—	360,367	379,728
Hedge derivative contracts
Swaps	—	—	33,302	10,224	—	—	33,302	10,224
Subtotal	—	—	33,302	10,224	—	—	33,302	10,224
Total	—	—	393,669	389,952	—	—	393,669	389,952

There were no transfers between level 1 and 2 for the period ended March 31, 2012 and 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(b)                       Level 3 Reconciliation:

The following tables show the reconciliation between the beginning and ending balances of instruments classified as Level 3, whose fair value is reflected in the financial statements.

	As of March 31, 2012
	Balance as of January 1, 2012	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Reclassifications	Transfer between Lever 1 and 2	Balance as of March 31, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	585	96	—	581	—	—	1,262
Instruments issued abroad	—	—	—	—	—	—	—
Subtotal	585	96	—	581	—	—	1,262
Available for Sale Instruments
Other instruments issued in Chile	321,378	(963)	3,181	(13,680)	—	—	309,916
Instruments issued abroad	128,403	(2,640)	14,584	(15,971)	—	—	124,376
Subtotal	449,781	(3,603)	17,765	(29,651)	—	—	434,292

Total	450,366	(3,507)	17,765	(29,070)	—	—	435,554

	As of March 31, 2011
	Balance as of January 1, 2011	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Reclassifications (*)	Transfer between Lever 1 and 2	Balance as of March 31, 2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	1,740	50	—	(1,790)	—	—	—
Instruments issued abroad	—	—	—	—	—	—	—
Subtotal	1,740	50	—	(1,790)	—	—	—
Available for Sale Instruments
Other instruments issued in Chile	230,480	729	735	(18,135)	10,675	—	224,484
Instruments issued abroad	84,072	620	1,830	31,467	(10,675)	—	107,314
Subtotal	314,552	1,349	2,565	13,332	—	—	331,798

Total	316,292	1,399	2,565	11,542	—	—	331,798

(*) See note 13.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(c)                        Sensitivity of instruments classified as Level 3 to changes in key assumptions of models.

The following tables show the sensitivity, by type of instrument, of instruments classified as Level 3 to changes in key valuation assumptions:

	As of March 31, 2012		As of March 31, 2011
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
Financial Assets	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	1,262	(1)	—	—
Total	1,262	(1)	—	—
Financial assets available-for-Sale
Other instruments issued in Chile	309,916	(401)	224,484	(2,733)
Instruments issued abroad	124,376	(74)	107,314	(1,527)
Total	434,292	(475)	331,798	(4,260)

In order to determine the sensitivity of the level 3 fair value measurements to changes in the relevant input factors the Bank has carried out an alternative fair value calculation, from the rates provided by Treasury, shifting the unobservable valuation parameters. The reasonability of these shifts has been assured by using data from specialized external data providers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(d)                       Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior.  The estimated fair value is as follows:

	Book Value		Fair Value
	March	March	March	March
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	996,023	919,219	996,023	919,219
Transactions in the course of collection	546,454	859,776	546,454	859,776
Receivables from repurchase agreements and security borrowing	40,050	101,333	40,050	101,333
Subtotal	1,582,527	1,880,328	1,582,527	1,880,328
Loans and advances to banks
Domestic banks	64,714	14,048	64,714	14,048
Foreign banks	234,663	329,665	234,663	329,665
Subtotal	299,377	343,713	299,377	343,713
Loans to customers, net
Commercial loans	11,095,108	9,288,249	11,091,977	9,265,018
Residential mortgage loans	3,791,235	3,054,990	3,760,249	2,875,498
Consumer loans	2,470,947	2,147,476	2,460,977	2,129,207
Subtotal	17,357,290	14,490,715	17,313,203	14,269,723
Total	19,239,194	16,714,756	19,195,107	16,493,764

Liabilities
Current accounts and other demand deposits	5,155,775	4,501,384	5,155,775	4,501,384
Transactions in the course of payment	349,718	695,346	349,718	695,346
Payables from repurchase agreements and security lending	301,456	192,189	301,456	192,189
Savings accounts and time deposits	9,140,305	8,160,115	9,127,118	8,138,773
Borrowings from financial institutions	1,698,913	1,517,854	1,696,137	1,517,724
Other financial obligations	146,950	164,959	146,950	164,959
Subtotal	16,793,117	15,231,847	16,777,154	15,210,375
Debt Issued
Letters of credit for residential purposes	101,415	125,612	120,996	151,715
Letters of credit for general purposes	41,454	59,305	49,458	71,630
Bonds	1,611,201	816,093	1,515,204	769,146
Subordinate bonds	745,327	749,877	695,815	680,436
Subtotal	2,499,397	1,750,887	2,381,473	1,672,927
Total	19,292,514	16,982,734	19,158,627	16,883,302

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(d)                       Other assets and liabilities, continued:

The fair value of assets not presented at that value in the Statement of Financial Position is derived from estimated cash flows the Bank expects to receive, discounted using the relevant market interest rate for each type of transaction.  The fair value of liabilities without market quotes is based on discounted cash flows using the interest rate for similar maturity terms.

For financial assets and liabilities that have a short term maturity (less than three months) it is assumed that the carrying amounts approximate their fair value. This assumption is also applied to demand deposits and savings accounts without specific maturity.

The Bank did not incur any “day 1” profits or losses during the reporting period

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.       Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of March 31, 2012 and 2011, respectively.  Trading and available for sale instruments are included at their fair value:

	As of March 31, 2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	996,023	—	—	—	—	—	996,023
Transactions in the course of collection	546,454	—	—	—	—	—	546,454
Financial Assets held-for-trading	346,338	—	—	—	—	—	346,338
Receivables from repurchase agreements and security borrowing	9,024	30,141	885	—	—	—	40,050
Derivative instruments	512	611	1,769	228,353	71,191	72,733	375,169
Loans and advances to banks (**)	91,136	93,200	91,891	24,044	—	—	300,271
Loans to customers (*) (**)	1,681,182	1,937,017	2,929,176	3,998,746	2,019,382	4,257,836	16,823,339
Financial assets available-for-sale	281,081	111,847	361,532	212,043	145,214	247,340	1,359,057
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	3,951,750	2,172,816	3,385,253	4,463,186	2,235,787	4,577,909	20,786,701

	As of March 31, 2011
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	919,219	—	—	—	—	—	919,219
Transactions in the course of collection	859,776	—	—	—	—	—	859,776
Financial Assets held-for-trading	363,514	—	—	—	—	—	363,514
Receivables from repurchase agreements and security borrowing	9,755	37,974	53,604	—	—	—	101,333
Derivative instruments	45,010	40,818	72,960	138,354	59,705	33,951	390,798
Loans and advances to banks (**)	81,534	59,033	108,258	95,590	—	—	344,415
Loans to customers (*) (**)	1,125,154	1,462,984	2,771,096	3,148,766	1,909,335	3,554,460	13,971,795
Financial assets available-for-sale	509,976	90,999	241,194	95,790	115,267	169,165	1,222,391
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	3,913,938	1,691,808	3,247,112	3,478,500	2,084,307	3,757,576	18,173,241

(*)             This only includes loans that are current as of period end.  Therefore, it excludes past due loans amounting to MCh$931,400 (MCh$899,976 in 2011) of which MCh$527,996 (MCh$527,670 in 2011) were less than 30 days past due.

(**)      The respective provisions, which amount to MCh$397,449 (MCh$381,056 in 2011) for loans to customers and MCh$894 (MCh$702 in 2011) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.                    Maturity of Assets and Liabilities, continued:

	As of March 31, 2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	5,155,775	—	—	—	—	—	5,155,775
Transactions in the course of payment	349,718	—	—	—	—	—	349,718
Payables from repurchase agreements and security lending	295,354	105	5,997	—	—	—	301,456
Savings accounts and time deposits (***)	4,043,989	2,290,526	2,156,860	467,781	320	23	8,959,499
Derivative instruments	37,692	31,238	73,075	104,720	53,647	93,297	393,669
Borrowings from financial institutions	268,078	493,587	775,545	112,521	49,182	—	1,698,913
Debt issued:
Mortgage bonds	5,906	6,866	18,554	42,239	28,427	40,877	142,869
Bonds	—	—	9,975	267,024	517,159	817,043	1,611,201
Subordinate bonds	25,181	14,659	17,765	45,643	156,069	486,010	745,327
Other financial obligations	86,720	1,181	5,275	11,976	7,972	33,826	146,950
Total liabilities	10,268,413	2,838,162	3,063,046	1,051,904	812,776	1,471,076	19,505,377

	As of March 31, 2011
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	4,501,384	—	—	—	—	—	4,501,384
Transactions in the course of payment	695,346	—	—	—	—	—	695,346
Payables from repurchase agreements and security lending	183,124	9,065	—	—	—	—	192,189
Savings accounts and time deposits (***)	3,722,633	1,987,315	1,961,552	315,188	172	35	7,986,895
Derivative instruments	43,223	37,459	80,286	114,107	57,479	57,398	389,952
Borrowings from financial institutions	436,435	184,778	721,823	141,117	33,701	—	1,517,854
Debt issued:
Mortgage bonds	6,706	7,790	22,027	51,378	38,903	58,113	184,917
Bonds	—	—	118,114	116,256	165,826	415,897	816,093
Subordinate bonds	14,074	17,873	23,484	58,465	53,379	582,602	749,877
Other financial obligations	100,560	1,147	5,103	12,306	9,324	36,519	164,959
Total liabilities	9,703,485	2,245,427	2,932,389	808,817	358,784	1,150,564	17,199,466

(***)                   Excluding term saving accounts, which amount to MCh$180,806 (MCh$173,220 in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                     Subsequent Events:

In Management’s opinion, there are no other significant subsequent events that affect or could affect the consolidated financial statements of the Bank and its subsidiaries between March 31, 2012 and the date of issuance of these consolidated financial statements.

Héctor Hernández G.	Arturo Tagle Q.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2012

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO